Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 25, 2024

AMONG

ATLAS NEON PARENT, INC.,

ATLAS NEON MERGER SUB, INC.

AND

NGM BIOPHARMACEUTICALS, INC.

Exhibits

EXHIBIT A	Offer Conditions

EXHIBIT B	Certificate of Incorporation of the Surviving Corporation

Schedules

Schedule 1.1(a) Rollover Stockholders

Company Disclosure Letter

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 25, 2024 (this “Agreement” and, such date, the “Agreement Date”), is entered into by and among Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), Atlas Neon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions of this Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than the Rollover Shares, for a price per share of the Company Common Stock of $1.55 in cash (the “Offer Price”) payable to the holder of each such share subject to any applicable tax withholding and without interest;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each share of the Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in this Agreement, shall be converted in the Merger into the right to receive an amount equal to the Merger Consideration, subject to any applicable tax withholding and without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the TCG Stockholders (the “Parent Sponsors”) have duly executed and delivered to the Company a limited guaranty, dated as of the date of this Agreement, in favor of the Company (the “Guaranty”);

WHEREAS, concurrently with the execution of this Agreement, the holders of Company Common Stock set forth on Schedule 1.1(a) attached hereto (collectively with any holders of Company Common Stock approved by Parent who execute and deliver the Rollover Agreement following the date hereof and are notified by Parent to the Company in writing prior to the Offer Closing Time, the “Rollover Stockholders”), have executed and delivered to Parent and the Company a contribution and exchange agreement (the “Rollover Agreement”), pursuant to which the Rollover Stockholders will directly or indirectly contribute to Parent, their shares of Company Common Stock (the “Rollover Shares”) immediately prior to the Merger Closing (as defined herein), in each case subject to and in accordance with the terms of the Rollover Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee (the “Special Committee”), consisting solely of members of the Company Board who are disinterested and independent of Parent, Merger Sub, the TCG Stockholders and their respective Affiliates to, among other things, negotiate the terms of the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), and to make a recommendation to the Company Board as to whether the Company should enter into this Agreement;

WHEREAS, the Special Committee was empowered to recommend approval of or to reject the Transactions, and the Company Board resolved that it would not approve the Transactions unless the Special Committee recommended such approval;

WHEREAS, the Special Committee has unanimously (a) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and (b) recommended that the Company Board (i) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (ii) duly authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) declare this Agreement and the Transactions advisable and (iv) recommend that the Unaffiliated Stockholders accept the Offer and tender their shares of the Company Common Stock in the Offer (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Non-Recused Directors, acting upon the unanimous recommendation of the Special Committee at a duly called meeting, have unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, (b) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (c) declared this Agreement and the Transactions advisable and (d) recommended that the Unaffiliated Stockholders accept the Offer and tender their shares of the Company Common Stock in the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement and the Transactions advisable and recommended that Parent, as sole stockholder of Merger Sub, adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are not materially less restrictive in the aggregate with respect to confidentiality of information disclosed by or on behalf of the Company than those contained in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such first Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Authorizations” means any approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities.

“Book-Entry Shares” means shares of the Company Common Stock not represented by certificates and held in the Direct Registration System.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York or San Francisco, California.

“Code” means Internal Revenue Code of 1986.

“Company Benefit Agreement” means each employment, severance, garden leave, retention, gross-up, change in control or termination agreement or arrangement between the Company or, if material, any of its subsidiaries, on the one hand, and any current or former employee or director of the Company or, if material, any of its subsidiaries, on the other hand (but excluding any Company Benefit Plan), other than any agreement or arrangement mandated by applicable Law.

“Company Benefit Plan” means each bonus, pension, profit sharing, savings, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, employment, consulting, stock purchase, salary continuation, gross-up, vacation, severance, change in control, disability, death benefit, hospitalization, medical, life (including individual life insurance policies as to which the Company or any of its subsidiaries is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, relocation, repatriation, restrictive covenant, claw back, educational assistance, fringe benefit or other employee benefits plan, policy, program, arrangement or understanding, whether written or oral, including each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) each “multiemployer plan” and any other employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding instrument therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to (whether written or unwritten), by the Company or any of its subsidiaries for the benefit of any current or former director, officer or employee of the Company or any of its subsidiaries, other than (a) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (b) any plan, policy, program, arrangement or understanding mandated by applicable Law.

“Company IP” means any and all Intellectual Property rights that are owned or purported to be owned by the Company or any of its subsidiaries.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that has a material adverse effect on (a) the business, financial condition, assets, properties or results of operations of the Company or (b) the ability of the Company to consummate the Transactions in accordance with this Agreement; provided, however that, for purposes of clause (a), none of the following shall be taken into account in determining whether there has been (or would reasonably be expected to be) a Company Material Adverse Effect: any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising out of (i) general conditions (or changes therein) in the industries in which the Company operates, (ii) general economic, regulatory, business, legislative, market or political conditions (or changes therein), including any actual or potential stoppage, shutdown, default or similar event or occurrence affecting a national or federal government, or securities, credit, banking, financial or other capital markets conditions

(including disruption of such markets and changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case, in the United States, the European Union or elsewhere in the world, (iii) any change in applicable Law or GAAP after the date hereof, (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared, including the ongoing conflict between Russia and Ukraine and the ongoing conflict in the Middle East), sabotage, terrorism or military actions or any escalation or worsening of any of the foregoing, (v) epidemic, pandemic (including COVID-19), disease outbreak or other public health-related event (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Officials (including COVID-19 Measures)), hurricane, tornado, flood, fire, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster, (vi) the failure, in and of itself, of the Company to meet any internal or external forward-looking projections, forecasts, estimates or predictions in respect of any financial or operating metrics before, on or after the Agreement Date, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vii) the announcement, pendency or performance of any of the Transactions, including the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, any stockholder Proceeding (direct or derivative) in respect of this Agreement or any of the Transactions and any loss of or change in relationship, contractual or otherwise, with any Governmental Entity, supplier, investor, partner, vendor, service provider, collaboration partner, licensor, licensee or any other party having business dealings with the Company (including the exercise, or prospective exercise, by any party of any rights that arise upon a change of control) (provided, however, that this clause (vii) shall not apply to the representations and warranties set forth in Section 4.05 or the condition set forth in clause (ii) of Exhibit A to the extent relating to such representations and warranties), (viii) the Company’s compliance with the covenants contained in this Agreement, (ix) any action taken by the Company at Parent’s express written request or with Parent’s express written consent, (x) results of any pre-clinical or clinical testing of any Company Product being conducted by or on behalf of the Company or its subsidiary or any announcement or publication thereof, (xi) any increased incidence or severity of any previously identified side effect or safety observation, or any report of any new side effect or safety observation, with respect to any Company Product, (xii) any feedback received from the FDA or any other Governmental Entity with respect to any Company Product or any ongoing or potential pre-clinical or clinical program or trial, including any feedback with respect to the design of any trial or (xiii) any adverse effect arising or resulting from any supply chain disruption affecting any Company Product, except in the case of clause (i), (ii), (iii), (iv), (v) or (xiv) to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Outstanding Shares” means the total number of shares of the Company Common Stock, including the Company Restricted Stock Units, that are issued and outstanding as of immediately prior to the Offer Closing Time, and assuming the exercise of all In-the-Money Options outstanding as of the Effective Time. No Out-of-the-Money Options shall be included in the total number of shares of the Company Common Stock outstanding for purposes of determining the Company Outstanding Shares.

“Company Product” means each of NGM707, NGM438, NGM831, NGM120 and aldafermin.

“Company Registered IP” means any Patent, Trademark, Copyright or domain name included in the Company IP that is registered or issued under the authority of any Governmental Entity or internet domain name registrar, and any application for the registration of any of the foregoing.

“Company Restricted Stock Units” means all restricted share units payable in shares of the Company Common Stock, or whose value is determined with reference to the value of shares of the Company Common Stock, granted pursuant to a Company Stock Plan that are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock unit purchase agreement or other similar agreement with the Company.

“Company Stock Option” means any option to purchase the Company Common Stock granted under a Company Stock Plan.

“Company Stock Plans” means the Company’s 2008 Equity Incentive Plan, the Company’s Amended and Restated 2018 Equity Incentive Plan (as of March 22, 2019), the Company’s 2019 Employee Stock Purchase Plan, and the Non-Employee Director Compensation Policy.

“Company Stockholders” means the holders of shares of outstanding Company Common Stock.

“Company Takeover Proposal” means any proposal or offer from any Person or group (other than Parent and its Affiliates) relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee) of the assets of the Company or (ii) 20% or more of the aggregate voting power of the capital stock of the Company, (b) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the stockholders of any Person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (c) any combination of the foregoing.

“Consent” means any consent, approval, license, permit, order or authorization.

“Contract” means, with respect to any Person, any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument to which such Person or its subsidiaries is a party or by which any of their respective properties or assets is bound.

“COVID-19” means the coronavirus disease caused by the SARS-CoV-2, and any variants or evolutions thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” social distancing, shutdown, closure, sequester or other Law, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19 and all guidelines and requirements, such as social distancing, cleaning, and other similar or related measures of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention.

“Data Privacy and Security Requirements” means all applicable (a) Privacy Laws, (b) policies and published notices of the Company relating to privacy, data protection and/or the security of any Personal Information, and (c) contractual requirements to which the Company is subject relating to privacy, data protection and/or the security of any Personal Information.

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“Environmental Law” means any Law, Judgment, consent, approval, order or Authorization, permit or other legal requirement of any Governmental Entity, including controlling common law, relating to (a) the protection, investigation, remediation or restoration of the environment, human health and safety, or natural resources or (b) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“ERISA Affiliate” means, with respect to the Company, any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b)(1) of ERISA or that is a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any national, federal, state, provincial, local or other government, domestic or foreign, or any court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign, in each case, of competent jurisdiction (for the avoidance of doubt, “Governmental Entity” does not include any organizations, institutions or entities (including state universities and hospitals) solely on account of such entity receiving government funding or being otherwise affiliated with (but which are not otherwise themselves) a national, federal, state, provincial, local or other government or court, administrative agency, commission or other governmental authority or instrumentality).

“Governmental Official” means any official or employee of any government, or any department, agency, or instrumentality thereof, any political party or official thereof, any candidate for political office, any official or employee of any public international organization, or any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, party, or public international organization.

“Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous material, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in or giving rise to liability or standards of conduct pursuant to any Environmental Law.

“Health Laws” means any Law regarding health care products applicable to the Company the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing or distribution of these products.

“HIPAA” means Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. 1320d-1320d-8), as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto.

“Intellectual Property” means all rights, title and interest in intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (a) all patents, patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, and extensions and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor)) (collectively, “Patents”), (b) all domestic and foreign copyrights, copyright registrations, copyright applications, original works of authorship fixed in any tangible medium of expression to the extent protectable by applicable copyright Law, including literary works, all forms and types of computer software, pictorial and graphic works that are so protectable (collectively, “Copyrights”), (c) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”), (d) all Internet domain names, (e) all trade secrets, technology, discoveries and improvements, know-how, proprietary rights, formulae, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto and formulation, clinical, analytical and stability information and data, in each case of this clause (e), which are not available in the public domain and have actual or potential commercial value that is derived, in whole or in part, from such non-availability (collectively, “Trade Secrets”) and (f) all other intellectual property rights throughout the world.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that was not known or reasonably foreseeable by the Company Board or the Special Committee as of the Agreement Date (or if known, or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall any of the following constitute or contribute to an Intervening Event: (a) changes in the financial or securities markets or general economic or political conditions in the United States, (b) changes (including changes in applicable Law) or conditions generally affecting the industry in which the Company operates, (c) the announcement or pendency of this Agreement or the Transactions, (d) changes in the market price or trading volume of the Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event), (e) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (f) any facts relating to Parent or its Affiliates, provided, that the representations and warranties provided in Article V are true and correct, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or (g) the receipt, existence or terms of any Company Takeover Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to a Company Takeover Proposal, or the consequences of any of the foregoing.

“In-the-Money Option” means each Company Stock Option that has a per share exercise price that is less than the Offer Price (including, for the avoidance of doubt, each repriced Company Stock Option for which the retention period has ended).

“Judgment” means a judgment, order, injunction or decree of any Governmental Entity.

“knowledge” means (a) in the case of the Company, the actual knowledge, as of the Agreement Date, of the individuals listed in Section 1.01(a) of the Company Disclosure Letter and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the Agreement Date, of the individuals listed in Section 1.01(b) of the Company Disclosure Letter, in each case, following reasonable inquiry of such individual’s direct reports who are current employees as of the Agreement Date.

“Law” means any statute, law, ordinance, regulation, rule, act, code, order, constitution, treaty, common law, judgment, decree, award, writ, ruling, injunction, other requirement or rule of law of any Governmental Entity.

“Liens” means pledges, licenses, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability in the virtual data room hosted on box.com by the Company in connection with the Transactions on or prior to 11:59 p.m., Eastern time, on the day prior to the Agreement Date and continuously through the Agreement Date.

“Nasdaq” means The Nasdaq Global Select Market.

“Non-Recused Directors” means the members of the Company Board other than David V. Goeddel, Ph.D., William J. Rieflin and Roger M. Perlmutter, M.D., Ph.D.

“Out-of-the-Money Option” means each Company Stock Option that has a per share exercise price that is equal to or greater than the Offer Price.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially impedes Parent or Merger Sub from consummating the Offer, the Merger and the other Transactions on or before the Outside Date.

“Permits” means all licenses, permits, registrations and approvals of any Governmental Entity.

“Permitted Lien” means (a) a defect or irregularity in title, (b) an easement or right-of-way, (c) a Lien for Taxes not yet due and payable or being contested in good faith through appropriate Proceedings and for which adequate reserves have been maintained in accordance with GAAP, (d) non-exclusive licenses to Intellectual Property granted in the ordinary course of business and/or (e) other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information concerning an identified or identifiable individual, or household, and any information defined as personally identifiable information, “personal information,” “personal data,” “protected health information” or the equivalent by the Privacy Laws.

“Privacy Laws” means all applicable Laws relating to the collection, use, storage, processing, safeguarding and security (both technical and physical) of Personal Information, including the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020 and HIPAA.

“Proceeding” means any private, governmental, or administrative claim, counterclaim, proceeding, suit, arbitration, hearing, litigation, action, charge, complaint or audit, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Regulatory Authority” means any national or supranational governmental authority, including the FDA, with responsibility for granting any license, registrations or approvals with respect to a Company Product.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority.

“Representative” of any Person means such Person’s officers, directors, employees, investment bankers, attorneys, other advisors or other representatives acting in the scope of his, her or its service to such Person, provided, however, that no TCG Stockholder shall be deemed to be a Representative of the Company.

“SEC” means the United States Securities and Exchange Commission.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the Agreement Date and that if consummated would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (a) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (b) 50% or more (based on the fair market value thereof, as determined in good faith by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee) of the assets of the Company on terms and conditions which the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in good faith, after consultation with outside counsel and its independent financial advisor, (i) would reasonably be expected to be more favorable from a financial point of view to the Company Stockholders than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.02(b)); and (ii) is reasonably likely to be completed.

“Tax Authority” means any Governmental Entity responsible for the imposition, collection or administration of any Tax.

“Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, disclosures, elections, schedules, forms and information returns relating to Taxes, and any attachment thereto or amendment thereof, filed or required to be filed with any Tax Authority.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, customs, tariffs, imposts, levies, duties, imposts, fees or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, including (a) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (b) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, escheat, transfer and gains taxes, and customs duties.

“TCG Stockholders” means the “Guarantors” party to and as defined in the Guaranty and any Affiliate of the foregoing.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaffiliated Stockholders” means the Company Stockholders other than the TCG Stockholders, the Rollover Stockholders, the members of the Company Board and the officers of the Company subject to Section 16 of the Exchange Act.

“Willful Breach” means a material breach, or a material failure to perform, any covenant, representation, warranty, or agreement set forth in this Agreement, in each case, that is the consequence of an intentional or willful act or omission by a party hereto with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a material breach or material failure to perform any covenant, representation, warranty, or agreement set forth in this Agreement.

Each of the following terms is defined in the Section set forth opposite such term:

Adverse Recommendation Change	Section 6.02(b)
Agreement	Preamble
Agreement Date	Preamble
Appraisal Shares	Section 3.08(d)
Approved Corporate Budget	Section 4.08(b)
Bankruptcy, Equity and Indemnity Exception	Section 4.04(a)
Certificate of Merger	Section 3.03
Company	Preamble
Company 401(k) Plan	Section 7.03(a)
Company Balance Sheet	Section 4.06(d)
Company Board	Recitals
Company Board Recommendation	Section 4.04(c)
Company Bylaws	Section 4.01
Company Charter	Section 4.01
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Notice	Section 6.02(b)
Company Preferred Stock	Section 4.02(a)
Company SEC Documents	Section 4.06(a)
Company Stock Option Cash Consideration	Section 3.10(a)
Company Takeover Proposal	Section 9.03(a)
Company Termination Fee	Section 9.03(a)
Confidentiality Agreement	Section 7.01
Continuing Employee	Section 7.03
D&O Tail Policies	Section 7.04(c)
DGCL	Recitals
Effective Time	Section 3.03
Enforcement Costs	Section 9.02
Existing D&O Policies	Section 7.04(c)
Filed Company SEC Documents	Article IV
Guaranty	Recitals
Indemnified Party	Section 7.04(a)

Independent Contractor	Section 4.16(c)
Independent Contractor Agreement	Section 4.16(c)
Intervening Event Adverse Recommendation Change	Section 6.02(b)
Legal Restraints	Section 8.01(a)
Material Contract	Section 4.10(a)
Maximum Amount	Section 7.04(c)
Measurement Date	Section 4.02(a)
Merger	Recitals
Merger Closing	Section 3.02
Merger Closing Date	Section 3.02
Merger Consideration	Section 3.08(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Non-Budgeted Capital Expenditure	Section 6.01(l)
Offer	Recitals
Offer Closing Time	Section 2.01(a)
Offer Conditions	Section 2.01(a)
Offer Documents	Section 2.01(b)
Offer Price	Recitals
Outside Date	Section 9.01(b)(i)
Parent	Preamble
Parent Plans	Section 7.03
Parent Sponsors	Recitals
Paying Agent	Section 3.09(a)
Payment Fund	Section 3.09(a)
Pre-Closing Period	Section 6.01
Qualifying Company Takeover Proposal	Section 6.02(a)
Restricted Stock Unit Cash Consideration	Section 3.10(a)(ii)
Rights Agent	3.11
Rollover Agreements	Recitals
Rollover Shares	Recitals

Rollover Stockholders	Recitals
Schedule 14D-9	Section 2.02(a)
Section 262	Section 3.08(d)
Securities Act	Section 4.06(b)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Surviving Corporation	Section 3.02
Takeover Law	Section 4.14

Transactions	Recitals
Transaction Expenses	Section 7.05
Transfer Taxes	Section 7.07
Voting Company Debt	Section 4.02(c)
WARN Act	Section 4.16(c)

SECTION 1.02 Interpretation and Rules of Construction. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed to this Agreement or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full in this Agreement. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant to this Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The words “include,” “includes” and “including” shall be deemed, in each case, to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrase “ordinary course of business” shall be deemed in each case to be followed by the phrase “consistent with past practice,” unless there is no relevant past practice. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Any statute defined or referred to in this Agreement shall include all rules and regulations promulgated thereunder. Unless the context requires otherwise (a) any definition of or reference to any Contract, instrument or other document or any Law in this Agreement shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, including comparable successor law and references to all attachments thereto and instruments incorporated therein, but only to the extent, in the case of any amendment, supplement or other modification to any Contract, instrument or other document listed in the Company Disclosure Letter, that such amendment, supplement or other modification has been made available to Parent and is also listed on the appropriate section of the Company Disclosure Letter, (b) any reference in this Agreement to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references in this Agreement to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement, unless otherwise indicated, (e) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection and (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party hereto drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. Prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties to this Agreement, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of any such prior drafts. Unless indicated otherwise, (i) any action required to be taken by or on a day or business day may be taken until 11:59 p.m., Eastern Time, on such day or business day, (ii) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day” and (iii) all days, business days, times and time periods contemplated by this Agreement will be determined by reference to Eastern Time. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the fourth decimal place, except in respect of payments, which shall be rounded down to the nearest whole United States cent.

ARTICLE II

THE OFFER

SECTION 2.01 The Offer.

(a) Commencement and Term of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 9.01, subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event later than 10 Business Days) after the Agreement Date, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of the applicable rules and regulations of the SEC) the Offer for all of the outstanding Company Common Stock (other than the Rollover Shares) at the Offer Price. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment, and pay for, any shares of the Company Common Stock tendered pursuant to the Offer (and not validly withdrawn) shall be subject only to the satisfaction or waiver of the conditions set forth on Exhibit A (the “Offer Conditions”). The initial expiration date of the Offer shall be at the time that is one minute following 11:59 p.m., Eastern time, on the date that is 19 Business Days (determined using Rule 14d-1(g)(3) of the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (it being understood that in calculating the date that is 19 Business Days after the date the Offer is first commenced, the Business Day immediately following the date the Offer is first commenced shall be considered for this purpose 1 Business Day after the date the Offer is first commenced). Merger Sub expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with this Agreement, except that the Minimum Tender Condition shall not be waived, and, without the prior written consent of the Company, neither Merger Sub nor Parent shall (and Parent shall not permit Merger Sub to), (i) change or amend the Minimum Tender Condition, (ii) reduce the number of shares of the Company Common Stock subject to the Offer, (iii) reduce the Offer Price, (iv) waive, amend or modify the Termination Condition, (v) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of the Company Common Stock, (vi) except as otherwise provided in this Section 2.01, terminate, or extend or otherwise amend or modify the expiration date of, the Offer, (vii) change the form or terms of consideration payable in the Offer, (viii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Company Common Stock or (ix) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding the foregoing or anything to the contrary in this Agreement, unless this Agreement has been validly terminated in accordance with Section 9.01, (A) Merger Sub may elect to (and if so requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than 10 Business Days each (or for such longer period as may be agreed to by Parent and the Company), if at the scheduled expiration date of the Offer any of the Offer Conditions (including the Minimum Tender Condition) shall not have been satisfied or waived (if permitted hereunder), until such time as such conditions shall have been satisfied or waived (if permitted hereunder) and (B) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or Nasdaq, in each case that are applicable to the Offer; provided, however, that Merger Sub shall not, and shall not be required to, extend the Offer beyond the Outside Date and, in the case of the Minimum Tender Condition being the only condition not satisfied under clause (A) of the foregoing (other than conditions that by their nature are only satisfied as of the Offer Closing Time), the Company shall not request Merger Sub to, and Parent shall not be required to cause Merger Sub to, extend the Offer on more than five such occasions. On the terms and subject only to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, irrevocably accept for payment, and pay for, all shares of the Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as promptly as practicable after the expiration of the Offer and, in any event, no more than three Business Days after the expiration of the Offer. The time at which Merger Sub first irrevocably accepts for purchase the shares of the Company Common Stock tendered in the Offer is referred to as the “Offer Closing Time.” The Offer may not be terminated or withdrawn prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.01(a)), unless this Agreement is validly terminated in accordance with Section 9.01. If this Agreement is validly terminated in accordance with Section 9.01, Merger Sub shall promptly and irrevocably terminate the Offer and return, and shall cause any depositary acting on behalf of Merger Sub to return, all tendered shares of the Company Common Stock to the registered holders thereof. Nothing contained in this Section 2.01(a) shall affect any termination rights set forth in Section 9.01.

(b) Schedule TO; Offer Documents. As promptly as reasonably practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include Merger Sub’s offer to purchase and a related customary letter of transmittal and summary advertisement containing the terms set forth in this Agreement and Exhibit A and, if applicable, a Rule 13E-3 transaction statement on Schedule 13E-3 (such Schedule TO (including, if applicable, such Schedule 13E-3), as amended from time to time, and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) disseminate the Offer Documents to the holders of the Company Common Stock as and to the extent required by applicable Law. The Company shall furnish to Parent, Merger Sub and their counsel all information concerning the Company required by applicable Law and as reasonably requested by Parent or Merger Sub to be set forth in the Offer Documents (including, if applicable, any information required for a Rule 13E-3 transaction statement on Schedule 13E-3). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of the Company Common Stock, in each case, as and to the extent required by applicable Law (including applicable requirements of the Exchange Act). Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of the Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Offer Documents, Parent and Merger Sub shall (A) provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable) and (B) give reasonable and good faith consideration to any comments made by the Company or its counsel. Subject to the foregoing sentence, Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents. In addition, Parent and Merger Sub shall cause the Offer Documents (1) to comply in all material respects with the Exchange Act and other applicable Laws and (2) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

(c) Funding the Offer. Parent shall be entitled to use or cause to be used the Company’s cash, cash equivalents and marketable securities available at the Effective Time in order to pay the aggregate Merger Consideration with respect to each and any shares of the Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer. In furtherance of the foregoing, to the extent requested by Parent or the Company, Parent (or its applicable Affiliate) shall issue a promissory note, in an amount and on terms reasonably determined by Parent, to the Company in exchange for cash, cash equivalents, or marketable securities of the Company.

(d) Adjustments. If, between the Agreement Date and the Offer Closing Time, the outstanding shares of the Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

SECTION 2.02 Company Actions.

(a) Schedule 14D-9. On the date the Offer Documents are filed with the SEC, or as promptly thereafter as practicable, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, including, if applicable, a Rule 13E-3 transaction statement on Schedule 13E-3 (such Schedule 14D-9 (including, if applicable, such Schedule 13E-3), as amended from time to time, together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”), including a description of the Special Committee Recommendation and the Company Board Recommendation (subject to Section 6.02) and shall disseminate the Schedule 14D-9 to the holders of the Company Common Stock, as and to the extent required by applicable U.S. federal securities Law. At the time the Company first files the Schedule 14D-9 with the SEC, the Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL and the fairness opinion delivered by Guggenheim Securities, LLC. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub required by applicable Law and as reasonably requested by the Company to be set forth in the Schedule 14D-9 (including, if applicable, any information required for a Rule 13E-3 transaction statement on Schedule 13E-3). Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of the Company Common Stock, in each case, as and to the extent required by applicable Law (including applicable requirements of the Exchange Act). Except from and after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02, the Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of the Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall (i)

provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable) and (ii) give reasonable and good faith consideration to any comments made by Parent or its counsel. Subject to the foregoing sentence, the Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company hereby consents to the inclusion in the Offer Documents of a description of the Special Committee Recommendation and the Company Board Recommendation (except to the extent that the Special Committee or the Company Board shall have withdrawn or modified the Special Committee Recommendation or the Company Board Recommendation, respectively, in accordance with Section 6.02(b)). In addition, the Company shall cause the Schedule 14D-9 (A) to comply in all material respects with the Exchange Act and other applicable laws and (B) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9.

(b) Stockholder Information. In connection with the Offer, the Company shall instruct its transfer agent to promptly furnish Parent or Merger Sub with mailing labels containing the names and addresses of the record holders of shares of the Company Common Stock as of the most recent practicable date preceding the date on which the Offer is commenced and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of shares of the Company Common Stock, and the Company shall furnish to Parent or Merger Sub such information and reasonable assistance (including updated lists of stockholders, security position listings and computer files) as Parent or Merger Sub may reasonably request in communicating the Offer and disseminating the Offer Documents to the Company Stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and shall direct their agents to deliver to the Company or destroy) all copies of such information (and certify in writing to the Company such destruction, if applicable).

ARTICLE III

THE MERGER

SECTION 3.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 3.02 Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 9:00 a.m., Eastern time, on a date to be specified by Parent and the Company, which date shall be as soon as practicable following the Offer Closing Time, subject to the satisfaction or (to the extent permitted by this Agreement or Law) waiver by the party or parties hereto entitled to the benefits thereof of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Merger Closing (but in no event later than the second Business Day following such satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.”

SECTION 3.03 Effective Time. Prior to the Merger Closing, Parent and the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 3.04 Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote on the adoption of this Agreement by the holders of shares of the Company Common Stock. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become, and that the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer, without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL.

SECTION 3.05 Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in Section 259 of the DGCL.

SECTION 3.06 Certificate of Incorporation and Bylaws.

(a) Immediately following the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached as Exhibit B and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (including the DGCL), subject to Section 7.04.

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation immediately following the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Law, subject to Section 7.04, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 3.07 Directors and Officers.

(a) The directors of the Company immediately prior to the Effective Time shall be appointed as the directors of the Surviving Corporation immediately following the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 3.08 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Certain Other Stock. Each share of Company Common Stock that (i) is owned by the Company immediately prior to the Effective Time, (ii) was owned by the TCG Stockholders, the Rollover Stockholders, Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and is owned by the TCG Stockholders, the Rollover Stockholders, Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time or (iii) was irrevocably accepted for purchase in the Offer shall no longer be outstanding and, in each case, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Other Company Common Stock. Except as provided in Section 3.08(b) and Section 3.08(d), and with respect to Company Restricted Stock Units, subject to Section 3.10(b), each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price without interest (the “Merger Consideration”), less any applicable tax withholding. As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such shares of the Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.09(b), less any applicable tax withholding. For the avoidance of doubt, at the Effective Time, any repurchase rights of the Company or other similar restrictions on shares of Company Common Stock shall lapse in full and will be of no further force or effect, and all shares of Company Common Stock shall be fully vested as of the Effective Time.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of the Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 3.08(c), but instead, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any such Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive payment of the fair value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to such Appraisal Shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to receive the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 3.08(c), less any applicable tax withholding. The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any shares of the Company Common Stock pursuant to Section 262, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Offer Closing Time, Parent shall not, except with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.09 Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration pursuant to Section 3.08(c). Parent will deposit (or cause to be deposited) with the Paying Agent, promptly after the Effective Time, cash necessary to pay the Merger Consideration in respect of all shares of the Company Common Stock that were converted into the right to receive cash pursuant to Section 3.08(c) (such cash being hereinafter referred to as the “Payment Fund”).

(b) Payment Procedure. Each holder of record of Book-Entry Shares shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive the Merger Consideration into which such Book-Entry Shares shall have been converted pursuant to Section 3.08(c), and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than five Business Days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate Merger Consideration (without interest), less any applicable tax withholding, to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) Adjustments. If, between the Agreement Date and the Effective Time, the outstanding shares of the Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

(d) No Further Ownership Rights in the Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article III as a result of the conversion of any shares of the Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of the Company Common Stock that were outstanding immediately prior to the Effective Time.

(e) Termination of Payment Fund. Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed as of the 12-month anniversary of the Merger Closing Date shall be delivered to the Surviving Corporation or its designated Affiliate, upon demand, and any former holder of the Company Common Stock entitled to payment of the Merger Consideration who has not theretofore complied with this Article III shall thereafter look only to Parent and the Surviving Corporation or any successor-in-interest of the Surviving Corporation for payment of its claim for the Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(f) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent. Nothing contained in this Section 3.09(g) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the Company Stockholders entitled to payment of the Merger Consideration to receive the Merger Consideration. To the extent there are losses or the Payment Fund for any reason (including Appraisal Shares losing their status as such) is less than the level required to promptly pay the Merger Consideration pursuant to Section 3.08(c), Parent shall replace, restore or add (or cause to be replaced, restored or added) to the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated Affiliate.

(h) Withholding Rights. Each of the Company, the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement or the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Amounts so deducted or withheld and paid over to the appropriate Tax Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made. Except with respect to compensatory amounts, Parent shall use commercially reasonable efforts to give to the Company written notice at least five Business Days prior to the Offer Closing Time in the event that Parent is required to withhold from any cash payments payable to any holder of Company Common Stock pursuant to this Agreement and use commercially reasonable efforts to cooperate with the Company to mitigate and reduce such withholding to the extent permitted by applicable Tax Law.

SECTION 3.10 Equity Awards.

(a) Except as otherwise agreed between the parties hereto in writing:

(i) as of immediately prior to the Effective Time, each Company Stock Option that is then outstanding shall become immediately vested and exercisable in full and any applicable retention period shall end. At the Effective Time, each In-the-Money Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Offer Price over the exercise price per share of the Company Common Stock underlying such Company Stock Option by (B) the number of shares of the Company Common Stock underlying such Company Stock Option (such amount, the “Company Stock Option Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Company Stock Option Cash Consideration, subject to any applicable tax withholding, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time). At the Effective Time, each Out-of-the-Money Option shall be cancelled for no consideration.

(ii) as of immediately prior to the Effective Time, each Company Restricted Stock Unit that is then outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company Restricted Stock Unit that is then outstanding shall be canceled and the holder thereof shall be entitled to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price (the “Restricted Stock Unit Cash Consideration”). Parent shall cause the Surviving Corporation to pay the Restricted Stock Unit Cash Consideration, subject to any applicable tax withholding, at or reasonably promptly after the Effective Time (but in no event later than three Business Days after the Effective Time).

(b) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take such action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 3.10. The Company shall provide that, on and following the Effective Time, no holder of any Company Stock Option or Company Restricted Stock Unit shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof and each Company Stock Plan shall terminate as of the Effective Time.

SECTION 3.11 Employee Stock Purchase Plan. As soon as practicable following the date hereof, the Company shall take all actions with respect to the 2019 Employee Stock Purchase Plan (the “ESPP”) reasonably satisfactory to Parent that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the ESPP as of the date hereof may become a participant in the ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for the Current ESPP Offering Period; (ii) subject to the consummation of the Transactions, the ESPP shall terminate effective immediately prior to the Effective Time; (iii) the Current ESPP Offering Period shall be the final offering period under the ESPP, and if the Current ESPP Offering Period terminates prior to the Effective Time, then the ESPP shall be suspended and no new offering period shall be commenced under the ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Merger Closing Date determined by the Company Board (or relevant committee thereof) in its discretion and the final settlement or purchase of shares of the Company Common Stock thereunder shall be made on that day.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC and publicly available at least two Business Day prior to the Agreement Date (the “Filed Company SEC Documents”) (but excluding in the case of this clause (i) any risk factor disclosure under the headings “Risk Factors” or “Special Note Regarding Forward-Looking Statements” or other similar cautionary, predictive or forward-looking disclosures contained in such Filed Company SEC Documents; provided, however, that any factual information contained within such disclosure shall not be excluded) or (ii) set forth in the letter, dated as of the Agreement Date, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows (and all references to the Company in the representations and warranties in this Article IV, other than in Section 4.01 through Section 4.07, shall be deemed to include the Company and its subsidiaries):

SECTION 4.01 Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. The Company is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the certificate of incorporation of the Company, as amended to the Agreement Date (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the Agreement Date (as so amended, the “Company Bylaws”), are included in the Filed Company SEC Documents. The Company Charter and the Company Bylaws are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter and is not in material violation of any of the provisions of the Company Bylaws.

SECTION 4.02 Capital Structure.

(a) The authorized capital stock of the Company consists of four hundred ten million (410,000,000) shares of the Company Common Stock, par value $0.001 per share and ten million (10,000,000) shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). At the close of business on February 22, 2024 (the “Measurement Date”), (i) 83,462,408 shares of the Company Common Stock, including 598,359 shares of Company Common Stock held in connection with the Company 401(k) Plan for the benefit of its participants, were issued and outstanding, (ii) 0 shares of the Company Common Stock were held by the Company in its treasury, (iii) 12,939,768 shares of the Company Common Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $4.04 per share (assuming that all applicable retention periods for each repriced Company Stock Option has ended), (iv) 464,175 Company Restricted Stock Units were issued and outstanding, (v) 25,211,200 shares of the Company Common Stock were reserved for issuance pursuant to the Company’s Amended and Restated 2018 Equity Incentive Plan, of which 12,620,419 shares were available for future issuance, (vi) 1,368,724 shares of the Company Common Stock were reserved for issuance pursuant to the Company’s 2019 Employee Stock Purchase Plan, of which 1,368,724 were available for future issuances and of which no more than 204,000 shares of Company Common Stock could be issued upon expiration of the Current ESPP Offering Period, and (vii) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the Agreement Date, there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of the Company Common Stock, other than the issuance of the Company Common Stock upon the exercise of Company Stock Options in accordance with their terms.

(b) All outstanding shares of the Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) As of the Agreement Date, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock may vote by virtue of their ownership thereof (“Voting Company Debt”).

(d) Except as set forth in Section 4.02(a), as of the Measurement Date, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other voting securities or equity interests in, or any security convertible or exchangeable for any shares of capital stock of, or other voting securities or equity interests in, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract, (iii) that give any Person the right to receive any economic or voting interest of a nature accruing to the holders of the Company Common Stock or (iv) restricting the transfer of, containing any right of first refusal or right of first offer with respect to, or requiring the registration for sale of any shares of, capital stock of the Company.

(e) As of the Measurement Date, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (i) acquisitions of shares of the Company Common Stock in connection with the surrender of shares of the Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (ii) the withholding of shares of the Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans and (iii) the acquisition by the Company of Company Stock Options and Company Restricted Stock Units in connection with the forfeiture of such awards.

(f) All Company Stock Options and Company Restricted Stock Units are evidenced by written award agreements, in each case, in the forms that have been made available to Parent, except to the extent that such agreements differ from such forms and from one another with respect to the number of shares of the Company Common Stock covered thereby, the type of award, the exercise price, exercise period, vesting schedule, vesting terms and expiration date applicable thereto.

(g) Section 4.02(g) of the Company Disclosure Letter sets forth a true and complete list of all outstanding Company Stock Options and Company Restricted Stock Units, as of the Measurement Date, indicating for each such Company Stock Option or Company Restricted Stock Units: (i) the name of the holder thereof, (ii) the date of grant, (iii) the number of vested and unvested shares of Company Common Stock subject thereto, (iv) the vesting and exercisability schedules (as applicable) and (v) for each Company Stock Option, the exercise price. Each Company Stock Option and Company Restricted Stock Unit was issued in accordance with the terms of the applicable Company Stock Plan under which it was granted and all applicable Laws and rules and regulations of Nasdaq.

(h) Each Company Stock Option characterized by the Company on Section 4.02(g) of the Company Disclosure Letter as an “incentive stock option” within the meaning of Section 422 of the Code complies with all of the applicable requirements of the Code.

SECTION 4.03 Subsidiaries; Equity Interests. Section 4.03 of the Company Disclosure Letter identifies each subsidiary of the Company and indicates its organizational form and jurisdiction of organization. Each such subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the laws of its jurisdiction of incorporation or organization and has full corporate or other organizational power and authority necessary to enable it to own, lease or operate its assets and properties that it purports to own, lease and operate and to conduct its business as presently conducted, and is duly qualified or licensed to do business in each jurisdiction where and to the extent the nature of its business or its ownership or leasing of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company owns all of the authorized and outstanding capital stock and other equity interests of each direct subsidiary free and clear of any and all Liens (other than Permitted Liens), options, warrants, proxies, voting rights or similar agreements, restrictions or limitations. All the shares of each subsidiary are fully paid or properly credited (under the applicable legislation in the jurisdiction of incorporation of the relevant subsidiary) as fully paid, to the extent such requirement applies. No agreement or arrangement (other than this Agreement) exists pursuant to which any Person has or may in the future have the right (exercisable now or in the future and whether contingent or not) to call for the issue, allotment, conversion or transfer of any share or loan capital in any subsidiary (including by way of option or under any right of conversion or pre-emption).

SECTION 4.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the representations and warranties set forth in Section 5.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution and delivery by the Company of this Agreement and, assuming the representations and warranties set forth in Section 5.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, and assuming the representations and warranties set forth in Section 5.08 are true and correct, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting the enforcement of creditors’ rights and remedies, or by general principles of equity governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy underlying such laws (the “Bankruptcy, Equity and Indemnity Exception”)).

(b) The Special Committee has unanimously (i) determined that the terms of the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders and (ii) made the Special Committee Recommendation.

(c) The Company Board (acting upon the unanimous recommendation of the Special Committee), at a meeting duly called and held, duly and by unanimous vote of the Non-Recused Directors adopted resolutions (i) determining that the Offer, the Merger and the other Transactions are fair to and in the best interest of the Company and the Unaffiliated Stockholders, (ii) approving and declaring advisable this Agreement and the Transaction and authorizing and approving the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (iv) recommending that the Unaffiliated Stockholders accept the Offer and tender their shares of the Company Common Stock in the Offer (the recommendation set forth in subclause (iv) of this Section 4.04(c), the “Company Board Recommendation”), which resolutions, as of the Agreement Date, have not been rescinded, modified or withdrawn in any way.

SECTION 4.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien other than any Permitted Lien upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company Bylaws, (ii) any Material Contract to which the Company is a party or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or, assuming the representations and warranties set forth in Section 5.08 are true and correct, any Law, in either case, that is applicable to the Company or its business, other than, in the case of clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity, is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Schedule 14D-9 and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) such filings as may be required under the rules and regulations of Nasdaq and (iv) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 4.06 SEC Documents; Undisclosed Liabilities.

(a) Since April 3, 2019, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC on a timely basis pursuant to the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or the Exchange Act (collectively, and, in each case, including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing and prior to the date hereof, the “Company SEC Documents”). No subsidiary of the Company is, or has at any time since April 3, 2019 been, required to file or furnish any report, statement, schedule, form, registration statement, proxy statement, certification or other document with, or make any other filing with, or furnish any other material to, the SEC. Except as set forth in Section 4.06(e) of the Company Disclosure Letter, (i) the Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company SEC Documents, (ii) as of the date hereof, neither the Company nor any of its officers has received notice, whether written or oral, from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications and (iii) as of the Agreement Date, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review and, to the knowledge of the Company, there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case, regarding any accounting practices of the Company or any subsidiary of the Company.

(b) As of their respective SEC filing dates, each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated by the SEC thereunder, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the Agreement Date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such document.

(c) The audited annual consolidated financial statements and the unaudited quarterly condensed financial statements (including, in each case, the notes thereto) of the Company included or incorporated by reference in the Company SEC Documents when filed (i) complied as to form in all material respects applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly condensed financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated or condensed financial position of the Company as of the dates thereof and the consolidated or condensed results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly condensed financial statements, to normal and recurring year-end adjustments).

(d) Except as reflected or reserved against in the condensed balance sheet of the Company as of September 30, 2023, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and its subsidiary do not have any liability or obligation of any nature (whether accrued, absolute, contingent, fixed or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet (none of which related to any breach of contract, breach of warranty, tort, infringement, misappropriation or any other action), (ii) liabilities that are executory performance obligations arising under Contracts to which the Company is a party (other than to the extent arising from a breach thereof by the Company), (iii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, and (iv) liabilities or obligations incurred in connection with the Transactions.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) that (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, (ii) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company’s subsidiaries, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and the Company Board and (iv) are effective in all material respects to perform the functions for which they were established. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended December 31, 2022, and each such assessment concluded that such controls were effective. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 to the Agreement Date, neither the Company nor the Company’s auditors have identified (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Except as set forth in Section 4.06(e) of the Company Disclosure Letter, the Company is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. The Company has made available to Parent accurate and complete copies of the minutes (or drafts thereof requiring final approval) of all meetings and written consents of the Company Board and each committee thereof since April 3, 2019 through the Agreement Date; provided, however, that the Company shall not be obligated to furnish to Parent any minutes for portions of meetings to the extent they discuss the Transactions or alternative transactions considered by the Company Board or a committee thereof.

(f) The Company has not effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(b) of Regulation S-K under the Exchange Act).

(g) As of the Agreement Date, the Company has paid all fees and expenses that are due and payable arising out of, or in connection with, all pre-clinical and clinical trials and clinical studies that the Company has participated in (other than with respect to immaterial amounts that are disputed in the ordinary course of business).

SECTION 4.07 Schedule 14D-9; Information Supplied.

(a) The Schedule 14D-9, when filed, distributed or disseminated to the Company Stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Schedule 14D-9, at the time of the first filing of the Schedule 14D-9 and any supplement or amendment thereto with the SEC and at the time the Schedule 14D-9 and any supplements or amendments thereto are first distributed or disseminated to the Company Stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to information furnished in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.08 Absence of Certain Changes or Events.

(a) Since the date of the Company Balance Sheet, there has not been any change, event, condition, development, circumstance, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 4.08(b) of the Company Disclosure Letter, from the date of the Company Balance Sheet to the Agreement Date, the Company has conducted its business in all material respects in the ordinary course of business and in accordance with the Company Board approved 2023 and 2024 corporate plan and budget (the “Approved Corporate Budget”), and during such period there has not been:

(i) any declaration, setting aside, accrual or payment of any dividend on, or making of any other distribution (whether in cash, stock, equity securities or property) in respect of, any capital stock of the Company;

(ii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii) any change in accounting methods, principles or practices by the Company (other than any immaterial change thereto), except as required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by Law, including Regulation S-X promulgated under the Securities Act;

(iv) any transfer, sale, lease (as lessor), exclusive license or other disposition of (including through any “spin-off”), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets (other than Intellectual Property) that are material, individually or in the aggregate, to the Company except (A) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business and (B) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of the Company Balance Sheet;

(v) any sale, assignment, lease, exclusive license, transfer or other disposition of, pledge or other Lien imposed upon (other than a Permitted Lien), or permitting to lapse or abandonment of, any material Company IP, except for non-exclusive licenses, sublicenses or covenants-not-to-sue granted in the ordinary course of business to contract manufacturers, contract research organizations, distributors or other service providers in the biotech industry, in each case, subject to reasonable written confidentiality obligations with respect to any Trade Secrets;

(vi) any acquisition, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing an equity interest in or any material portion of the assets of, or by any other similar manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company);

(vii) any filing of or change to a material Tax election, any change to an annual Tax accounting period or any adoption of or change to a material method of Tax accounting, any filing of an amended material Tax Return, any failure to timely file any material Tax Return required to be filed or pay any Tax that is due or payable, any entry into a closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), any settlement or compromise of a material Tax liability or refund, any consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(viii) any Contract to which the Company is a party that (A) materially restricts the ability of the Company or its Affiliates, including following the Offer Closing Time, Parent and its Affiliates (other than in the case of Parent and its Affiliates, due to the operation of Contracts to which Parent or any of its Affiliates is a party prior to the Offer Closing Time) following the Merger Closing, to compete in any business or with any Person in any geographical area, (B) requires the Company or its Affiliates, including following the Offer Closing Time, Parent and its Affiliates (other than in the case of Parent and its Affiliates, due to the operation of Contracts to which Parent or any of its Affiliates is a party prior to the Offer Closing Time) following the Merger Closing, to conduct any business on a “most favored nations” basis with any third party in any material respect, (C) grants a third party material development (other than solely for or on behalf of the Company or its Affiliates), marketing or distribution rights with respect to a Company Product, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to a Company Product in favor of any third party, or (E) obligates the Company or its Affiliates to purchase or otherwise obtain any product or service exclusively from any third party or sell any product or service exclusively to any third party;

(ix) any Contract to which the Company is a party with any academic institution or Governmental Entity that provides for the provision of funding to the Company for research and development activities involving the creation of any material Intellectual Property in a manner that would entitle the academic institution or Governmental Entity to rights in such Intellectual Property;

(x) any Contract to which the Company is a party, other than with respect to any partnership that is wholly owned by the Company, that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(xi) any Contract between the Company and any Governmental Entity, except for clinical study agreements, research agreements, materials transfer agreements and non-disclosure agreements entered into in the ordinary course of business;

(xii) any settlement or compromise of, or written offer or proposal to settle or compromise, any Proceeding involving or against the Company;

(xiii) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement in effect as of the date of the Company Balance Sheet, (A) any granting to any director or employee of the Company of any increase in compensation, bonus, severance or termination pay, or (B) any entry by the Company into any employment, consulting, severance or termination agreement with any director or any employee; in any such case of (A) or (B), other than as disclosed in the Company SEC Documents or Section 4.08 or Section 4.17 of the Company Disclosure Letter; or

(xiv) any agreement on the part of the Company to do any of the foregoing.

SECTION 4.09 Taxes.

(a) The Company has (i) properly prepared and timely filed, or caused to be timely filed, taking into account any extensions of time within which to file, all income and other material Tax Returns required to have been filed by or with respect to the Company and all such Tax Returns are true and complete in all material respects and (ii) paid, or caused to be paid, in full on a timely basis all material Taxes imposed on or required to be paid by or with respect to the Company, whether or not shown as due on any such Tax Returns.

(b) (i) No deficiency for any material Tax has been asserted or assessed by a Tax Authority in writing against the Company which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings and (ii) no audit, examination, investigation, inquiry or other proceeding in respect of any material Taxes or Tax Returns of the Company (A) is in progress or (B) has been proposed or threatened in writing.

(c) The Company has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party.

(d) The Company does not have any liability for the Taxes of any other Person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, as a transferee or successor, or by contract or otherwise. The Company is not, nor has it ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or any other affiliated, consolidated, combined, unitary, group relief or similar Tax group filing or a similar Tax Return (other than a group the common parent of which was the Company).

(e) The Company has not received written notice of any material claim made by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that the Company is subject to taxation by that jurisdiction. The Company has not extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the collection, assessment or reassessment of any material Taxes or material Tax deficiencies against the Company, other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business.

(f) There are no Liens for Taxes upon the assets or properties of the Company except for Permitted Liens.

(g) The Company is not a party to, bound by or subject to any (i) Tax sharing, Tax allocation or Tax indemnification agreement that would have a continuing effect after the Merger Closing Date (other than tax provisions of agreements with third parties, the primary subject matter of which is not Tax, such as licensing or joint development agreements), (ii) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), which agreement will be binding on the Company, as applicable, after the Merger Closing Date or (iii) private letter ruling of the Internal Revenue Service or comparable ruling of any Tax Authority.

(h) Within the past two years, the Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(i) The Company has not been a party to or participated in a transaction that constitutes a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Law).

(j) The Company has not been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) The Company will not be required to include any material items of income in a taxable period ending after the Merger Closing Date as a result of: (i) any installment sale that occurred prior to the Merger Closing Date, (ii) any prepaid amounts or deferred revenue received outside the ordinary course of business received prior to the Merger Closing Date, or (iii) any change in accounting method pursuant to Section 481 of the Code or comparable provisions of state, local or foreign Tax Law as a result of transactions or events occurring prior to the Merger Closing Date.

SECTION 4.10 Contracts.

(a) Except for this Agreement and the Contracts disclosed in and filed as exhibits to the Filed Company SEC Documents, Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list, and the Company has made available to Parent true and complete copies, of all Material Contracts in effect as of the Agreement Date. Each of the following contracts shall be deemed to constitute a “Material Contract”:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) other than any Company Benefit Agreement or Company Benefit Plan, and any Contract that can be terminated for convenience on notice by the Company, each Contract to which the Company is a party that provides for recurring annual minimum payments or receipts (other than milestone, royalty or similar payments or other contingent payments) in excess of $250,000;

(iii) each Contract to which the Company is a party relating to indebtedness for borrowed money or any financial guaranty in excess of $500,000;

(iv) each Contract to which the Company is a party involving in excess of $100,000 that provides for the acquisition or disposition of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) that (A) has not yet been consummated or (B) has outstanding any purchase price adjustment, “earn-out,” material payment or similar obligations on the part of the Company;

(v) each Contract to which the Company is a party pursuant to which (A) the Company has continuing milestone or similar contingent payments obligations that are likely to be made or met, including upon the achievement of regulatory or commercial milestones or payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case, that could result in payments in excess of $250,000, and in each case, excluding indemnification and performance guarantee obligations provided for in the ordinary course of business; or (B) the Company has performance obligations relating to any research, development and/or collaboration programs or pre-clinical and clinical trials and studies;

(vi) each Contract to which the Company is a party pursuant to which the Company (A) grants to any third party any license to, or covenant not to sue with respect to, any material Company IP (other than non-exclusive licenses, sublicenses or covenants-not-to-sue granted in the ordinary course of business to contract manufacturers, contract research organizations, distributors or other service providers in the biotech industry); or (B) receives from any third party any license to or covenant not to sue with respect to, any material Intellectual Property (other than non-exclusive licenses for commercially available, off-the-shelf software);

(vii) each Contract to which the Company is a party that obligates the Company to make any capital commitment, loan or capital expenditure after the Agreement Date;

(viii) each stockholders’ rights, investors’ rights, registration rights or similar Contract to which the Company is a party (excluding Contracts governing Company Stock Options and Company Restricted Stock Units);

(ix) each Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company leases or subleases any material real property;

(x) each Contract with or binding upon the Company, or its properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xi) each Contract (A) limiting the freedom or right of the Company, in any material respect, to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or exclusivity obligations, in each case that materially limit the freedom or right of the Company to (i) sell, distribute or manufacture any products or services or any technology or other assets or (ii) acquire or obtain any material products or services from any other Person;

(xii) each Contract that requires by its terms or is reasonably likely to require, during the remaining term of such Contract, individually or in the aggregate with any related Contracts, the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2024;

(xiii) each Contract constituting or providing for the formation, creation, operation, management or control of any subsidiary, joint venture, partnership or limited liability company;

(xiv) each Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or prohibits the issuance of any guaranty by the Company;

(xv) each Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 1% or more of Company Outstanding Shares or, to the knowledge of the Company, any of their Affiliates (other than the Company) or any immediate family members of any of the foregoing (other than (A) offer letters that can be terminated at will without severance obligations and (B) Contracts pursuant to equity awards);

(xvi) each Contract with any Governmental Entity under which payments in excess of $100,000 were paid or payable to or received or receivable by the Company in the most recently completed fiscal year;

(xvii) any collective bargaining agreements or other Contracts with any labor union, employee association or representative, works council or other labor organization;

(xviii) any Contract, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to the business of the Company, taken as a whole, other than any such Contracts entered into in the ordinary course of business;

(xix) any Contract providing for the resolution or settlement of any Proceeding involving the Company for an amount in excess of $500,000; or

(xx) any hedging, swap, derivative or similar Contract.

(b) Each of the Material Contracts is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy, Equity and Indemnity Exception) on the Company, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material default under any Material Contract by the Company or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or, to the knowledge of the Company, any other party thereto. The Company has not received in the last twelve (12) months written notice of material default or termination with respect to any Material Contract that has not since been cured.

SECTION 4.11 Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against the Company, that has resulted in, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.12 Property. The Company does not own, nor to the Company’s knowledge, has it ever owned, any real property or any leasehold interest in any real property.

SECTION 4.13 Compliance with Laws.

(a) The Company is, and since April 3, 2019, has been, in compliance with all Judgments and Laws applicable to its business or operations, except for instances of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has, and since April 3, 2019 has had, in effect all Authorizations necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the extent required by applicable Law, the Company has obtained (or caused to be obtained) informed consent by or on behalf of each human subject who participated in the Company’s clinical studies. In using or disclosing Personal Information received by the Company in connection with the Company’s clinical studies, the Company has complied in all material respects with applicable Law, including, to the extent applicable, Data Privacy and Security Requirements and the rules and regulations promulgated thereunder.

(b) Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company, none of the Company or any of its officers, directors, employees or agents acting on behalf of the Company, nor, to the knowledge of the Company, any other Persons acting on behalf of the Company, has, in the course of its actions for, or on behalf of, the Company: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity, (ii) made, offered or authorized any direct or indirect unlawful payments to any foreign or domestic Governmental Official, employee or health care professional or to any foreign or domestic political parties or campaigns, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control Laws, including any such Laws that prohibit private commercial bribery or (iv) made, offered or authorized any other bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. Since April 3, 2019 to the Agreement Date, the Company has not received any written communication that alleges any of the foregoing, and is not, nor has been, to the knowledge of the Company, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of any Law that prohibits bribery, corruption, fraud, or other improper payments.

(c) The Company possesses all material Permits required to own, lease and operate its properties and assets and to conduct its business as presently conducted, and each of its material Permits is in full force and effect. The Company materially complies with the terms of its material Permits.

SECTION 4.14 Regulatory Matters.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list, as of the Agreement Date, and the Company has made available to Parent true and complete copies of, all Regulatory Authorizations from the FDA and all material Regulatory Authorizations from any other applicable Regulatory Authorities held by the Company relating to a Company Product. Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company, (i) the Company has filed, maintained or furnished with the applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information (collectively, the “Health Care Submissions”) and (ii) all such Health Care Submissions were complete and accurate and in compliance in all material respects with applicable Health Laws when filed (or were corrected or completed in a subsequent filing).

(b) Since April 3, 2019, (i) the Company has been in material compliance with all applicable Health Laws that affect the business, Company Product, properties, assets and activities of the Company, (ii) as of the Agreement Date, the Company has not received any written notice or other written communication from any Regulatory Authority alleging any material violation of any Health Law and (iii) there are no investigations, suits, claims, actions or proceedings pending, or to the knowledge of the Company, threatened in writing against the Company with respect to a Company Product or alleging any violation by the Company or a Company Product of any such Health Law.

(c) Since April 3, 2019, to the knowledge of the Company, all pre-clinical studies and clinical trials conducted with respect to a Company Product by or at the direction of the Company have been conducted in material compliance with the required experimental protocols, procedures and controls, and all applicable Laws, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any other applicable regulations that relate to the proper conduct of clinical studies and requirements relating to the protection of human subjects and applicable Laws, including applicable Health Laws, governing the privacy of patient medical records and other personal information and data. Since April 3, 2019, no clinical trial conducted by or, on behalf of, the Company has been terminated or suspended by any Regulatory Authority. As of the Agreement Date, the Company has no outstanding written notifications or other written communications from any institutional review board, ethics committee or safety monitoring committee raising any material issues, including from any Regulatory Authority in any jurisdiction that requires or would require the termination or suspension or investigation of, or place a clinical hold order on or otherwise materially delay or restrict, any clinical studies in which the Company has participated and, to the knowledge of the Company, no such action has been threatened against the Company.

(d) Since April 3, 2019, to the knowledge of the Company, all manufacture of a Company Product, including any clinical supplies used in any clinical trials, by or on behalf of the Company has been conducted in material compliance with the applicable specifications and requirements of applicable Health Laws. As of the Agreement Date, neither the Company nor, to the knowledge of the Company, any person acting on its behalf has, with respect to a Company Product, (i) been subject to a Regulatory Authority shutdown or import or export prohibition or (ii) received any Form FDA 483, or other Regulatory Authority written notice of inspectional observations, “warning letters,” “untitled letters” or written requests or requirements to make any material change to the Company Product or any of the Company’s processes or procedures or any similar correspondence from any Regulatory Authority in respect of the Company or its business operations alleging or asserting material noncompliance with any applicable Law or Regulatory Authorization and, to the knowledge of the Company, no Regulatory Authority is considering such action.

(e) None of the Company or its officers or employees, or, to the knowledge of the Company, any clinical investigator acting for the Company has (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Authority or any other Governmental Entity, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Authority or any other Governmental Entity or (iii) committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or for any Regulatory Authority to invoke any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Regulatory Authority or Governmental Entity. The Company has not committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications of any document or statement voluntarily submitted or required to be submitted to any Regulatory Authority or any other Governmental Entity. None of the Company or any of its officers, employees or agents or, to the knowledge of the Company, any clinical investigator acting for the Company, is currently or has been convicted of any crime or engaged in any conduct that has resulted in debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a-7.

(f) No Company Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company has been recalled, withdrawn or suspended (whether voluntarily or otherwise) or, to the Company’s knowledge, has been adulterated or misbranded. No Proceedings (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Company Product or pre-market approvals or marketing authorizations are pending or, to the knowledge of the Company, threatened against the Company. The Company has filed all annual and periodic reports, amendments and safety reports required for a Company Product required to be made to any Regulatory Authority.

(g) The Company is not a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Regulatory Authority or any other Governmental Entity.

SECTION 4.15 Environmental Matters. Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company is, and since April 3, 2019 has been, in compliance with all applicable Environmental Laws, (ii) since April 3, 2019, the Company has not been subject to a material Judgment or Proceeding pursuant to any applicable Environmental Law, (iii) since April 3, 2019, the Company has not received any written notice alleging that the Company is in violation of, or has liability or is a “potentially responsible party” under, any applicable Environmental Law and (iv) the Company has not treated, stored, handled, transported, generated, disposed of, arranged for the disposal of, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Substance, in each case as would give rise to liability under applicable Environmental Laws.

SECTION 4.16 Labor Relations.

(a) There are no collective bargaining or similar Contracts with any labor union, labor organization, or works council to which the Company is a party or by which the Company is bound. As of the date of this Agreement, none of the employees of the Company are represented by any union with respect to their employment by the Company and, to the knowledge of the Company, no unionization activity is pending or threatened.

(b) The Company has not experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or, to the knowledge of the Company, union organization attempts concerning any employees of the Company. There is no unfair labor practice charge or complaint or other Proceeding presently pending or, to the knowledge of the Company, threatened against the Company before the National Labor Relations Board or any equivalent state or local Governmental Entity, in each case, that has resulted in, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 4.16(c) of the Company Disclosure Letter sets forth each Material Contract disclosed in Section 4.10(a)(ii) of the Company Disclosure Letter with a natural person who provides services, the compensation for which is reported as non-employment income (each such person, an “Independent Contractor” and each such Contract, an “Independent Contractor Agreement”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has been in compliance with all applicable Laws relating to labor and employment, including those relating to wages and hours (including the classification of service providers as either employees or independent contractors and exempt or non-exempt employees), harassment, discrimination, retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, the “WARN Act”), or any similar Laws), employee trainings and notices, workers’ compensation, labor relations, paid time off and other employee leave requirements, working conditions, wage deductions, COVID-19, affirmative action, unemployment insurance, benefits, labor and the Immigration and Nationality Act, 8 U.S.C. Sections 1101 et seq.

(d) Since April 3, 2019, the Company has not incurred any liability or obligation under the WARN Act that remains unsatisfied. Within the last three months, there has not been any plant closing or mass layoff as defined by the WARN Act that would require notice under the WARN Act.

SECTION 4.17 Employee Benefits.

(a) Section 4.17(a)(i) of the Company Disclosure Letter is a complete and correct list of each material Company Benefit Plan, and Section 4.17(a)(ii) of the Company Disclosure Letter is a complete and correct list of each Company Benefit Agreement. With respect to each material Company Benefit Plan and Company Benefit Agreement, the Company has made available to Parent true and complete copies of (i) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (or, in either case, with respect to any unwritten Company Benefit Plan or Company Benefit Agreement, a written description thereof), (ii) each trust, insurance, annuity or other funding Contract to which the Company is a party with respect thereto, (iii) a current Internal Revenue Service opinion or favorable determination letter related thereto (if any), (iv) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists and (v) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any).

(b) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, Company Material Adverse Effect, (i) each Company Benefit Plan and Company Benefit Agreement has been administered in accordance with its terms and is in compliance with all applicable Laws, including applicable provisions of ERISA and the Code, (ii) there are no pending audits or investigations by any Governmental Entity involving any Company Benefit Plan or Company Benefit Agreement and (iii) there are no pending or, to the knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal course of operation), suits or other Proceedings involving any Company Benefit Plan or Company Benefit Agreement, any fiduciary thereof or any service provider thereto.

(c) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service, has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Law in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or (ii) has been established under a standardized prototype plan for which an opinion letter from the Internal Revenue Service (or any comparable Governmental Entity) has been obtained by the plan sponsor and is valid as to the adopting employer, and, in each case, no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company.

(d) Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, or has sponsored, maintained, contributed to or been required to maintain or contribute to, or otherwise has any current or contingent liability or obligation under or with respect to, (i) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA or (iii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The Company does not have any current or contingent liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code.

(e) The Company does not have any current or potential obligation or liability in respect of post-retirement or post-service health, medical or life insurance benefits for retired, former or current employees of the Company or other Person, other than (i) for continuation coverage required under Section 4980B(f) of the Code or any state Laws at the sole expense of the participant or (ii) COBRA continuation coverage provided to a terminated employee in connection with the execution of a release of claims and disclosed in Section 4.17(e) of the Company Disclosure Letter. The Company has not incurred (whether or not assessed) any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could reasonably be expected to (A) entitle any current or former employee, director or Independent Contractor of the Company to any payment of compensation, (B) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, director or Independent Contractor of the Company, (C) result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any Company Benefit Plan, Company Benefit Agreement or Independent Contractor Agreement, (D) result in any limitation on the right of the Company to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan, Company Benefit Agreement or related trust on or after the Effective Time, or (E) result in the payment of any amount (whether in cash, in property, the vesting of property or in the form of benefits) that could, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) The Company is not a party to, and is not otherwise obligated under, any Company Benefit Plan, Company Benefit Agreement or Independent Contractor Agreement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

SECTION 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Registered IP as of the date of this Agreement, including for each such item of Company Registered IP: (i) the registrant(s)/applicant(s)/assignee(s) of record; (ii) the jurisdiction of application, publication or registration; (iii) the application, publication or registration number; and (iv) the date of filing, publication or registration. For each such item of Company Registered IP that is owned, but not owned exclusively by the Company or a subsidiary of the Company, Section 4.18(a) of the Company Disclosure Letter also identifies the third-party co-owner(s) or third-party licensors (as applicable) thereof. To the knowledge of the Company, all material Company Registered IP is subsisting, valid, enforceable and in full force and effect.

(b) The Company and its subsidiaries, (i) are the sole and exclusive owners of all right, title and interest in all material Company IP free and clear of all Liens other than Permitted Liens and (ii) are licensed or otherwise have the right to use, pursuant to valid, written Contracts, all Intellectual Property rights, of which the Company is aware, that are not Company IP that are used in or necessary for the conduct of the business of the Company and its subsidiaries as currently conducted (regardless of any exemption from patent infringement under 35 U.S.C. 271(e)(1) or any similar exceptions outside the United States).

(c) Neither the Company nor its subsidiaries nor the operation of the Company’s or its subsidiaries’ business as currently conducted infringes, misappropriates or otherwise violates, or has since April 3, 2019, infringed, misappropriated or otherwise violated, any Intellectual Property of any third Person in any material respect (regardless of any exemption from patent infringement under 35 U.S.C. 271(e)(1) or any similar exceptions outside the United States). No Proceedings are, as of the date of this Agreement or since April 3, 2019, pending or, to the knowledge of the Company, threatened in writing (i) which allege that the Company or any of its subsidiaries or the operation of the Company’s or its subsidiaries’ business infringes, misappropriates or otherwise violates any Intellectual Property of any third Person or (ii) contesting or challenging the validity, enforceability or ownership of any Company IP. To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any material Company IP since April 3, 2019.

(d) Except as set forth on Section 4.18(d) of the Company Disclosure Letter, the Company and its subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200-212 or other similar obligations under the Laws of any jurisdiction, including with respect to any Patents that are part of the Company IP. Except as identified on Section 4.18(d) of the Company Disclosure Letter, no Company IP was developed with funding from, or using the facilities, personnel or other resources of, any university, college, other educational institution, research center or Governmental Entity in a manner that would entitle the university, college, other educational institution, research center or Governmental Entity to rights in such Company IP.

(e) The Company and its subsidiaries have obtained from each current and former employee and contractor that has had access to any material confidential information of the Company and its subsidiaries a written valid and enforceable agreement containing reasonable confidentiality provisions for the benefit of the Company and its subsidiaries. The Company and its subsidiaries have obtained from each current and former employee and contractor that has been involved in the creation or development of any material Intellectual Property rights for or on behalf of the Company or its subsidiaries a written valid and enforceable agreement containing a present assignment of such Intellectual Property rights to the

Company or a subsidiary of the Company. The Company and its subsidiaries have taken commercially reasonable measures to protect and maintain the confidentiality of the material Trade Secrets included in the Company IP. To the knowledge of the Company, material Trade Secrets included in the Company IP have not been disclosed to any Person except pursuant to written non-disclosure agreements or professional confidentiality obligations in forms that have previously been disclosed to Parent or in forms that contain substantially similar confidentiality obligations as such forms that have been disclosed to Parent.

(f) Since April 3, 2019, the Company and its subsidiaries have not experienced any material unauthorized access to or other material breach of security with respect to any information technology systems containing material Trade Secrets included in the Company IP.

SECTION 4.19 Privacy and Data Security.

(a) The Company (i) has at all times since April 3, 2019 been in compliance in all material respects with the Data Privacy and Security Requirements applicable to the Company and its business activities, (ii) takes, and has taken since April 3, 2019, commercially reasonable measures to preserve the availability, security and integrity of the Company’s information technology systems, and to protect Personal Information against loss, damage and unauthorized access, use, modification or other misuse and (iii) has and is processing Personal Information in material compliance with all related consents and notices that apply to such Personal Information. The execution, delivery and performance of the Transactions will not violate the Data Privacy and Security Requirements and, immediately following the consummation of the Transactions, the Company will continue to have the right to use, process, store and maintain such Personal Information in substantially the same manner in all material respects as the Company enjoyed immediately prior to the Merger Closing.

(b) The Company takes actions consistent with commercially reasonable practices to protect, and maintain the integrity, availability, redundancy, backup, continuous operation and security of its information technology systems. The Company regularly trains employees and users of its information technology systems to identify security threats and intrusions, and takes appropriate steps to prevent security incidents. There is no known deficiency in the Company’s cybersecurity measures or policies that could reasonably be anticipated to result in a loss of data or a breach of security of the Company in any material respect.

(c) Since April 3, 2019, there have been no data breaches or other data incidents or intrusions resulting in the loss, damage or unauthorized access, use, unauthorized transmission, modification or other misuse of any Personal Information maintained by or on behalf of the Company, or that have caused a material disruption to the function of the Company’s information technology systems that would require notification to Governmental Entities, individuals or other third parties. The Company has not received any complaints, notices of investigation or correspondence in connection with any investigation from any Governmental Entity, individual, or other third party, or received notice of any litigation currently pending or, to the knowledge of the Company, threatened against it, in each case, relating to the collection, use or processing of Personal Information or alleging any violation of the Privacy Laws.

(d) The Company is not a “Covered Entity” (as defined by HIPAA) and, in all cases where required by Law, the Company has executed a “Business Associate Contract” (in accordance with HIPAA) with (i) each “Covered Entity” (as defined by HIPAA) or “Business Associate” (as defined by HIPAA) for which or whom the Company provides services or performs functions or activities that render such Company a Business Associate and (ii) each “Subcontractor” (as defined by HIPAA) of such Company.

SECTION 4.20 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities, LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided its engagement letter with Guggenheim Securities, LLC to Parent.

SECTION 4.21 No Rights Agreement; Anti-Takeover Provisions. As of the Agreement Date, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. As of the Agreement Date, the Company Board and the Special Committee have taken all action necessary to approve this Agreement and the transactions contemplated hereby and to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Upon such actions, assuming the accuracy of the representations and warranties set forth in Section 5.08, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

SECTION 4.22 Opinion of Financial Advisor. The Special Committee received the written opinion of Guggenheim Securities, LLC, as financial advisor to the Special Committee, on or prior to the date of this Agreement, that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price and the Merger Consideration to be received by the holders of shares of the Company Common Stock (other than (i) Company Common Stock owned by the Company immediately prior to the Effective Time, (ii) Company Common Stock owned by Parent, Merger Sub or any other subsidiaries of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Appraisal Shares and (iv) Rollover Shares) pursuant to this Agreement are fair, from a financial point of view, to such holders. An executed copy of such written opinion shall be made available to Parent solely for informational purposes promptly following the Agreement Date.

SECTION 4.23 No Vote Required. Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.08, no stockholder votes or consents are needed to authorize this Agreement or for consummation of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 5.01 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

SECTION 5.02 Merger Sub.

(a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of any Lien.

SECTION 5.03 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval and adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy, Equity and Indemnity Exception).

SECTION 5.04 No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, any provision of (i) the organizational documents of Parent, Merger Sub or any of Parent’s subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act, as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the Secretary of the State of Delaware, (iii) compliance with the rules and regulations of any national security exchange on which securities of Parent or the Company are listed and (iv) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 5.05 Offer Documents; Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference into the Offer Documents based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 5.06 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates, directors, officers or employees.

SECTION 5.07 Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 5.08 Ownership of the Company Common Stock. As of the date hereof, the TCG Stockholders own that number of shares of the Company Common Stock as set forth on the Schedule 13D filed with the SEC on December 29, 2023 by the TCG Stockholders, and, except as set forth on such Schedule 13D and the Company Stock Options held by certain of the TCG Stockholders, none of Parent, Merger Sub or any TCG Stockholder (i) owns (as such term is defined in Section 203 of the DGCL), directly or indirectly, any other shares of the Company Common Stock or other securities convertible into, exchangeable for, or exercisable for shares of the Company Common Stock or any securities of any subsidiary of the Company or (ii) has any rights to acquire any shares of the Company Common Stock except pursuant to this Agreement and the Rollover Agreement, in each case in accordance with their respective terms. Parent, each of its subsidiaries and the TCG Stockholders are affiliates of Merger Sub as such term is defined in section 251(h) of the DGCL.

SECTION 5.09 Guaranty. Concurrently with the execution of this Agreement, Parent Sponsors have delivered to the Company a true, complete and correct copy of the executed Guaranty. As of the Agreement Date, the Guaranty is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent Sponsors in favor of the Company, enforceable by the Company in accordance with its terms, and no Parent Sponsor is in default of or breach under any of the terms or conditions of the Guaranty, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default of a Parent Sponsor under the Guaranty.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 6.01 Conduct of Business of the Company. From the Agreement Date to the earlier of the Offer Closing Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as set forth in the Company Disclosure Letter, as expressly and specifically required by this Agreement, as may be required to appropriately carry out the transactions contemplated by this Agreement or as may be required to facilitate compliance with applicable Law, the Company and its subsidiaries shall (x) conduct their business in all material respects in the ordinary course of business, (y) use commercially reasonable efforts to maintain and preserve in all material respects the cash, assets, properties, rights, business consistent with the ordinary course of business, and employee, customer, supplier and other commercial relations of the Company and its subsidiaries and (z) use commercially reasonable efforts to request such consents, provide such notices and enter into such instruments reasonably required in connection with the Transactions pursuant to any

Material Contract. In addition, except as set forth in Section 6.01 of the Company Disclosure Letter, or otherwise expressly and specifically permitted or required by this Agreement, or required by applicable Law, during the Pre-Closing Period, the Company shall not, directly or indirectly (in each case including through or in respect of any of its subsidiaries) do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) (i) enter into any new material line of business or enter into any agreement, arrangement or commitment that materially limits or otherwise restricts the Company or its affiliates, including, following the Merger Closing, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Parent’s or its affiliates’ own Contracts), from engaging or competing in any line of business or in any geographic area or (ii) otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

(b) (i) declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock (other than dividends or distributions by a wholly owned subsidiary of the Company to the Company), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (A) acquisitions of shares of the Company Common Stock in connection with the surrender of shares of the Company Common Stock by holders of Company Stock Options outstanding on the Agreement Date in order to pay the exercise price of Company Stock Options, (B) solely to the extent required by an existing Company Benefit Plan or Company Benefit Agreement, the withholding of shares of the Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans outstanding on the Agreement Date, and (C) the acquisition by the Company of Company Stock Options in connection with the forfeiture of such awards, in each case, in accordance with their terms;

(c) issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of the Company Common Stock, other than issuances of the Company Common Stock upon the exercise of Company Stock Options or the vesting of Company Restricted Stock Units, in each case that are outstanding as of the date hereof, in accordance with the terms thereof;

(d) amend its certificate of incorporation, the Company Bylaws or other comparable organizational documents (except for immaterial or ministerial amendments);

(e) (i) form any subsidiary or (ii) acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing any equity interest in or any material portion of the assets of any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person;

(f) except as required pursuant to the terms of any Company Benefit Plan, Independent Contractor Agreement or Company Benefit Agreement disclosed in Section 4.17(a) of the Company Disclosure Letter, as disclosed in Section 6.01(f) of the Company Disclosure Letter or as required by applicable Laws, (i) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, Company Benefit Plan, Independent Contractor Agreement or Company Benefit

Agreement (or plan or arrangement that would be a Company Benefit Plan, Independent Contractor Agreement or Company Benefit Agreement if in effect on the Agreement Date), (ii) grant to any director or employee of the Company any increase in base compensation, (iii) grant to any director or employee of the Company any increase in severance or termination pay, (iv) pay or award, or commit to pay or award, any bonuses or incentive or equity compensation, (v) enter into any employment, retention, consulting, change in control, severance or termination agreement with any director or employee of the Company, (vi) take any action to vest or accelerate any rights or benefits under any Company Benefit Plan, Independent Contractor Agreement or Company Benefit Agreement, or the funding of any payments or benefits under any Company Benefit Plan, Independent Contractor Agreement or Company Benefit Agreement, (vii) hire or terminate (other than for cause or failure to comply with the terms of a performance improvement plan) the employment of any employee or (viii) provide any director, employee or Independent Contractor with any communication (written or oral) regarding any of the transactions contemplated under this Agreement that has not been reviewed and revised and/or approved by Parent (except for communications for which the substance of such communication does not deviate in any material respect from any communication previously approved by Parent or contained in any previously approved joint communication);

(g) make any change in accounting methods, principles or practices (in each case, in any material respect), except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by the Company’s independent public accountants;

(h) sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets (other than Intellectual Property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business or (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the Agreement Date;

(i) sell, assign, lease, license, transfer, pledge, encumber or otherwise dispose of, permit to lapse or abandon, or, in the case of Trade Secrets, disclose to any third party, any material Company IP, except for non-exclusive licenses, sublicenses or covenants-not-to-sue granted in the ordinary course of business to contract manufacturers, contract research organizations, distributors or other service providers in the biotech industry, in each case, subject to reasonable written confidentiality obligations with respect to any Trade Secrets;

(j) accept funding from any academic institution or Governmental Entity for research and development activities involving the creation of any material Intellectual Property in a manner that would entitle the academic institution or Governmental Entity to rights in such Intellectual Property;

(k) (i) incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person (except for short-term borrowings incurred in the ordinary course of business that do not individually, or in the aggregate with any related indebtedness, exceed $100,000 in amount), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person;

(l) make or agree to make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Section 6.01(l) of the Company Disclosure Letter (a “Non-Budgeted Capital Expenditure”), except that the Company (i) may make any Non-Budgeted Capital Expenditure that does not individually, or in the aggregate with any related Non-Budgeted Capital Expenditure, exceed $100,000 in amount, and (ii) may make Non-Budgeted Capital Expenditures that, when added to all other Non-Budgeted Capital Expenditures made by the Company since the Agreement Date, would not exceed $250,000 in the aggregate;

(m) commence any Proceeding or pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $100,000 per payment, discharge, settlement, compromise or satisfaction or $250,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions (which shall be governed exclusively by Section 7.07 hereof);

(n) make, change or revoke any material Tax election, change any annual Tax accounting period or adopt or change any material method of Tax accounting, file any amended material Tax Return, fail to timely file any material Tax Return required to be filed or pay any Tax that is due or payable, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), settle or compromise any material Tax liability or refund, or consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes;

(o) amend, cancel or terminate any material insurance policy naming the Company as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(p) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(q) except in the ordinary course of business, where the modification of a Material Contract would not have a material impact on the Company or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.01, enter into, terminate or modify in any material respect, or expressly release any material rights under, any Material Contract or any Contract that, if existing on the Agreement Date, would have been a Material Contract; or

(r) authorize, commit or agree to take any of the foregoing actions.

SECTION 6.02 No Solicitation.

(a) The Company shall not, and the Company shall cause its Non-Recused Directors, officers, attorneys and financial advisor not to, and shall use commercially reasonable efforts to cause its other Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of providing information regarding the Company or its subsidiaries) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that, constitutes or could reasonably be expected to lead to a Company Takeover Proposal or (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person regarding, furnish to any Person any non-public information or afford access to the business, properties, assets, books or records of the Company to, or take any other action to knowingly assist or knowingly facilitate or knowingly encourage any effort by any Person, in each case, in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a material breach of this Section 6.02(a), to refer the inquiring person to this Section 6.02 and to limit its communication exclusively to such referral or to clarify the terms thereof in writing). The Company shall, and shall cause its Non-Recused Directors, officers, attorneys and financial advisors to, and shall use its reasonable best efforts to cause its other Representatives to, immediately (A) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on the Agreement Date that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (C) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. Notwithstanding anything to the contrary contained in the foregoing or any other provision of this Agreement, at any time during the Pre-Closing Period, in response to a Company Takeover Proposal made after the Agreement Date that did not result from a material breach of this Section 6.02(a), in the event that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in good faith, after consultation with outside counsel and an independent financial advisor, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (1) enter into an Acceptable Confidentiality Agreement with any Person or group of Persons making such Qualifying Company Takeover Proposal, (2) furnish information with respect to the Company to the Person or group of Persons making such Qualifying Company Takeover Proposal and its or their Representatives pursuant to an Acceptable Confidentiality Agreement (it being understood that prior to or within two Business Days after providing any material non-public information to such Person or group of Persons, the Company shall provide Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to the Company furnished to such other Person or group of Persons that was not previously furnished to Parent) and (3) participate in discussions or negotiations with such Person or group of Persons and its or their Representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided that the Company may only take the actions described in clauses (1), (2) or (3) above if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law. The Company shall not, and shall cause its Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided, however, that, if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of this Section 6.02) to make, on a confidential basis to the Special Committee, a Company Takeover Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Company Takeover Proposal) in accordance with, and otherwise complying with, this Section 6.02. Wherever the term “group” is used in this Section 6.02(a), it is used as defined in Rule 13d-5 under the Exchange Act.

(b) Neither the Company Board nor any committee thereof (including the Special Committee) shall, except as expressly permitted by this Section 6.02, (i) (A) withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Special Committee Recommendation or the Company Board Recommendation or resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or publicly propose to adopt, endorse, approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action, (C) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (acting upon recommendation of the Special Committee) or the Special Committee to the Company Stockholders or (D) fail to include the Special Committee Recommendation or the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company Stockholders (any action described in this clause (i) being referred to in this Agreement as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or authorize, cause or permit the Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement or other agreement contemplating or that would reasonably be expected to lead to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(a)), or resolve, agree or publicly propose to take any such action. Notwithstanding anything to contrary in the foregoing or any other provision of this Agreement, (x) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may, in response to an Intervening Event, take any of the actions specified in clauses (A) or (D) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (y) if the Special Committee or the Company Board receives a Superior Company Proposal that did not result from a material breach of this Section 6.02, the Company may make an Adverse Recommendation Change, and may terminate this Agreement pursuant to Section 9.01(g) in order to enter into a definitive agreement with respect to the Superior Company Proposal; provided that, prior to so making an Intervening Event Adverse Recommendation Change or an Adverse Recommendation Change, or so terminating this Agreement pursuant to Section 9.01(g), (1) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have given Parent at least five Business Days’ prior written notice (a “Company Notice”) of its intention to take such action and a description of the reasons for taking such action (which Company Notice, in respect of a Superior Company Proposal, shall specify the identity of the Person who made such Superior Company Proposal and the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement or, in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action), (2) the Company shall have negotiated, and shall have made its senior management and financial and legal advisors available at reasonable times for the purpose of engaging in negotiations, in good faith, with Parent during such five-day notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and, in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have considered in good faith any revisions to this Agreement irrevocably committed to in writing by Parent, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such Adverse Recommendation Change or Intervening Event Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, or in the event of any material change in any event, occurrence or facts relating to such Intervening Event, the Company shall have, in each case, delivered to Parent an additional Company Notice consistent with that described in clause (1) of this proviso and a renewed notice period under clause (1) of this proviso shall commence (except that the five-Business Day notice period referred to in clause (1) of this proviso shall instead be equal to three Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.02(b) anew with respect to such additional Company Notice, including clauses (1) through (4) of this proviso.

(c) Nothing contained in this Section 6.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of the Company, or (ii) making any disclosure to its stockholders if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; provided, however, that any such action that would otherwise constitute an Adverse Recommendation Change shall be made only in compliance with Section 6.02(b) (it being understood that: (A) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (B) any disclosure of information to the Company Stockholders that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and contains a statement that the Special Committee or the Company Board, as applicable, has not effected an Adverse Recommendation Change shall be deemed to not be an Adverse Recommendation Change).

(d) In addition to the requirements set forth in paragraphs (a) and (b) of this Section 6.02, except to the extent the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date of this Agreement, the Company shall, as promptly as reasonably practicable and in any event within two Business Days after receipt thereof, advise Parent in writing of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee in good faith believes could reasonably be expected to lead to a Company Takeover Proposal and (ii) the material terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including, if applicable, copies of any written requests, proposals or offers, including proposed term sheets and agreements relating thereto, and any subsequent amendments or modifications thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry, proposal or offer (it being understood and agreed that if the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date of this Agreement, (x) the Company shall not be entitled to provide non-public information to, or enter into discussions or negotiations with, the Person who submitted such Company Takeover Proposal unless and until such Person waives such prohibition, and (y) any such Company Takeover Proposal or request for information or inquiry, proposal or offer shall remain subject to the requirements set forth in Section 6.02(a) and Section 6.02(b)). Commencing upon the provision of any notice referred to in the previous sentence, the Company and its Representatives shall keep Parent informed on a reasonably prompt basis as to any material developments with respect to any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent material amendments or modifications thereto), and shall provide Parent with a copy of any written correspondence, documents or agreements delivered to or by the Company or its Representatives that contain any material amendments thereto or any material change to the scope or material terms or conditions thereof (or, if not delivered in writing, a summary of any such material amendments or material changes).

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Access to Information; Confidentiality. Except if prohibited by any applicable Law, upon reasonable notice, the Company shall afford to Parent and to Parent’s Representatives, reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company)

during the period prior to the earlier of the Effective Time or the termination of this Agreement to its properties, books and records, Contracts and personnel, and, during such period, the Company shall furnish, as promptly as reasonably practicable, to Parent such readily available information concerning its business, properties and personnel as Parent or Parent’s Representatives may reasonably request; provided that any such access shall be afforded and any such information shall be furnished at Parent’s expense. Notwithstanding the immediately preceding sentence, the Company shall not be required to afford access or furnish information to the extent, in the reasonable judgment of the Company, (a) such access or disclosure of information would violate the terms of an agreement with a third party entered into prior to the Agreement Date, (b) such information relates to the applicable portions of the minutes of the meetings of the Company Board or the Special Committee (including any presentations or other materials prepared by or for the Company Board or the Special Committee) where the Company Board or the Special Committee discussed (or is information otherwise related to) (i) the Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, the license of a material portion of the Company’s assets to, or combination of the Company with, any other Person, (ii) any Company Takeover Proposal or (iii) any Intervening Event, or (c) the Company determines in good faith after consulting with counsel that affording such access or furnishing such information would jeopardize protections under attorney-client privilege, the attorney work product doctrine or any other legal privilege held by the Company, violate applicable Law or result in antitrust risk for the Company; provided that the Company will use its reasonable efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without jeopardizing such attorney-client privilege or violating applicable Law, as applicable. All information exchanged pursuant to this Section 7.01 shall be subject to the confidentiality letter agreement dated October 31, 2023 between the Company and The Column Group LLC, as amended (the “Confidentiality Agreement”); provided, further that the terms of the Confidentiality Agreement that apply to The Column Group LLC thereunder shall also apply to Parent, Merger Sub and the other TCG Stockholders mutatis mutandis until the Effective Time.

SECTION 7.02 Reasonable Best Efforts; Notification; Regulatory Filings. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall, and shall cause each of its respective Affiliates to, use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable and in any event prior to the Outside Date, the Offer, the Merger and the other Transactions, including (a) causing each of the Offer Conditions and each of the conditions to the Merger set forth in Article VIII to be satisfied, in each case as promptly as reasonably practicable after the Agreement Date, (b) obtaining all necessary or advisable actions or non-actions, waivers and consents from, making all necessary registrations, declarations and filings with, and taking all reasonable steps as may be necessary to avoid a Proceeding by, any Governmental Entity with respect to this Agreement or the Transactions and (c) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement; provided, however, that in no event shall the Company be required to pay, prior to the Effective Time, any fee (except for customary fees to Governmental Entities, including any fees to file any Schedule 14D-9 and/or Rule 13E-3 transaction statement on Schedule 13E-3 and any other filing fee required to be paid by or on behalf of the Company to the SEC in connection with the Offer), penalty or other consideration to any Person for any consent or approval required for the consummation of any of the transactions contemplated by this Agreement. In addition and without limiting the foregoing, Parent, the Company, the Company Board and the Special Committee shall use commercially reasonable efforts to (i) take all action necessary to ensure that no restrictions on business combinations of any Takeover Law or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (ii) if the restrictions on business combinations of any Takeover Law or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

SECTION 7.03 Employee Compensation and Benefits.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by the Company or its subsidiary immediately prior to the Effective Time and who continues employment with Parent, the Surviving Corporation or any of their respective subsidiaries after the Effective Time (each a “Continuing Employee”) with (i) an annual base salary or wage rate, an annual target cash bonus and/or commission opportunity and severance benefits (as applicable) that in each case is no less favorable than the annual base salary or wage rate, annual target cash bonus and/or commission opportunity and severance benefits (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, provided that, with respect to severance benefits, solely to the extent such severance benefits are provided under a Company Benefit Plan or Company Benefit Agreement that is set forth in Section 4.17(a) of the Company Disclosure Letter and (ii) other compensation (excluding equity-based compensation) and health and welfare employee benefits, that are no less favorable in the aggregate than those provided to such Continuing Employee under the applicable Company Benefit Plan or Company Benefit Agreement, as applicable, immediately prior to the date of this Agreement (except for those actions permitted by Section 6.01 and listed in the Company Disclosure Letter) and (iii) continued participation in the Company Benefit Plan that is a tax-qualified defined contribution plan (the “Company 401(k) Plan”) (except that any employer matching contributions made pursuant to such plan shall only be made in cash, and not in equity).

(b) Parent shall use commercially reasonable efforts to provide that, as of the Effective Time, each Continuing Employee receives full credit (as applicable on the same basis as provided under comparable Company Benefit Plans or Company Benefit Agreements in effect immediately prior to the Effective Time) for service with the Company or its subsidiary, as applicable, under the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or any of their respective subsidiaries, as applicable, in which Continuing Employees become participants (the “Parent Plans”); provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or equity based compensation awards or to the extent that its application would result in a duplication of benefits. As of the Effective Time, Parent shall, or shall cause the Surviving Corporation and their respective subsidiaries to, credit to Continuing Employees the amount of unused vacation and sick leave time that such employees had accrued under any applicable Company Benefit Plan or Company Benefit Agreement as of the Effective Time. In addition, Parent shall use commercially reasonable efforts to provide that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any Parent Plans to the extent coverage under such Parent Plan is replacing comparable coverage under a Company Benefit Plan or Company Benefit Agreement, and (ii) with respect to each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits, Parent shall (A) cause to be waived any evidence of insurability requirements and the application of any pre-existing condition limitations under such Parent Plan and (B) cause each Continuing Employee to be given credit under such Parent Plan for all amounts paid by such Continuing Employee under any similar Company Benefit Plan or Company Benefit Agreement for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plans for the plan year in which the Effective Time occurs.

(c) Parent shall, and shall cause the Surviving Corporation and their respective subsidiaries to, assume and honor in accordance with their terms as in effect immediately prior to the Effective Time all severance, change in control and separation pay plans, policies and arrangements applicable to any Continuing Employee, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) between the Company or its subsidiary, as applicable, and any Continuing Employee (it being understood that this Section 7.03(c) shall not be deemed to prohibit Parent from amending, modifying, replacing or terminating any such arrangements, in each case, in accordance with their terms). Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control” (or similar term) of the Company under the terms of the Company Benefit Plans and Company Benefit Agreements, as applicable.

(d) Nothing in this Section 7.03 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment, modification, or creation of any particular Company Benefit Plan or Company Benefit Agreement, (ii) prevent any Person from amending or terminating any of its benefit plans in accordance with their terms, (iii) create a right in any employee to employment for any period of time after the Effective Time with Parent or the Surviving Corporation or any subsidiary of either Parent or the Surviving Corporation, or (iv) create any third-party beneficiary rights in any employee of the Company or its subsidiary, as applicable, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent or the Surviving Corporation or under any benefit plan which Parent, the Company or the Surviving Corporation may maintain.

SECTION 7.04 Indemnification.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the Agreement Date, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or its predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company Bylaws or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the Agreement Date and that has been made available to Parent (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the Agreement Date, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 7.04(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the Offer Closing Time, in the event of any threatened or actual Proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that an Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding, investigation or inquiry. The Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided, that Parent and the Surviving Corporation shall be entitled to assume the defense and appoint lead counsel for such defense, except to the extent otherwise provided in an indemnification agreement. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding, investigation or inquiry for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding, investigation or inquiry or such Indemnified Party otherwise consents in advance in writing to such settlement, compromise or consent. In addition, from and after the Offer Closing Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, advance, prior to the final disposition of any Proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such Proceeding, investigation or inquiry. Except to the extent otherwise provided in the Company Charter, the Company Bylaws or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the Agreement Date and that has been made available to Parent, in the event that any claim for indemnification is denied or not permitted, in accordance with the terms of this Agreement, for which Parent advanced any costs, fees or expenses to an Indemnified Party, such Indemnified Party shall promptly repay to Parent, or the Surviving Corporation as applicable, upon demand, an amount equal to the sum of all costs, fees and expenses previously advanced. The Surviving Corporation’s obligations under this Section 7.04(b) shall continue in full force and effect for the period beginning upon the Offer Closing Time and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding. Parent shall cause the Surviving Corporation to perform its obligations under this Section 7.04(b).

(c) At or prior to the Effective Time, following good faith consultation with Parent, the Company shall obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time (the “D&O Tail Policies”), covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, in the aggregate, no less favorable to any Indemnified Party than as those of the Company’s directors’ and officers’ liability insurance policies in effect on the Agreement Date (the “Existing D&O Policies”); provided, however, that the maximum aggregate annual premium for such D&O Tail Policies shall not exceed 300% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”). If such D&O Tail Policies have been obtained by the Company, Parent shall cause such D&O Tail Policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such D&O Tail Policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent shall either purchase such D&O Tail Policies or Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Amount; provided, further, that if the annual premium of such insurance coverage exceeds such Maximum Amount, Parent or the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

(d) In the event that (i) the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation or the Surviving Corporation otherwise dissolves, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees or, at the Parent’s option, Parent expressly assume the obligations set forth in this Section 7.04.

(e) From and after the Offer Closing Time, the obligations of Parent and the Surviving Corporation under this Section 7.04 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.04 applies without the consent of such affected Indemnified Party. The provisions of this Section 7.04 are, from and after the Offer Closing Time, intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and such Indemnified Party’s heirs and representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(f) Parent and the Surviving Corporation jointly and severally agree to pay all reasonable and documented expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.04.

SECTION 7.05 Fees and Expenses. Except as set forth in Section 7.02, Section 7.04, Section 7.07 and Section 9.03, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. Section 7.05 of the Company Disclosure Letter contains the Company’s good faith estimate of all fees, costs, expenses and other amounts (collectively, the “Transaction Expenses”) that it expects to incur or pay in connection with the consummation of the transactions contemplated by this Agreement, including any fees and expenses of its financial, legal, accounting and other advisors, any change of control or severance payments or benefits, any filing or regulatory fees and any taxes (including pursuant to Section 4501 of the Code) or withholding obligations. Section 7.05 of the Company Disclosure Letter shall be based on reasonable assumptions and shall be updated by the Company as reasonably requested by the Parent prior to the Effective Time. The Company covenants and agrees that, except as otherwise expressly provided in this Agreement or as required by applicable Law, it shall not incur or pay any Transaction Expenses in excess of the amounts set forth in Section 7.05 of the Company Disclosure Letter, unless it has obtained the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company further covenants and agrees that it shall not pay any premiums, bonuses, incentives, success fees or other similar payments to any of its directors, officers, employees, consultants, agents, representatives or advisors in connection with the transactions contemplated by this Agreement, unless such payments have been expressly disclosed on the Company Disclosure Letter prior to the date hereof and approved by Parent. The Company shall provide Parent with reasonable supporting documentation and evidence of any Transaction Expenses incurred or paid by the Company upon request.

SECTION 7.06 Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or similar public statements with respect to the Offer, the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and opportunity to review and comment, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange; provided, however, that the restrictions set forth in this Section 7.06 shall not apply to any release, announcement or disclosure (a) made or proposed to be made by the Company with respect to a Company Takeover Proposal (including any “stop, look and listen” release), Superior Company Proposal, Intervening Event, Adverse Recommendation Change or Intervening Event Adverse Recommendation Change that does not violate Section 6.02, (b) by a party hereto in connection with any dispute between the parties hereto regarding this Agreement or the transactions contemplated by this Agreement, or (c) to the extent substantially identical to and otherwise consistent in all material respects with any release, announcement or disclosure previously agreed to by the parties. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties hereto.

SECTION 7.07 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) imposed on the Transactions shall be paid by the Surviving Corporation, and, prior to the Effective Time, the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 7.08 Stockholder Litigation. During the Pre-Closing Period, the Company shall provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any Proceedings commenced, or to the knowledge of the Company, threatened in writing, by or on behalf of one or more stockholders of the Company, against the Company and its directors relating to any Transaction, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall the Company enter into, agree to or disclose any settlement with respect to such Proceedings without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned, except to the extent (a) such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), (b) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9 and/or the Offer Documents, or (c) such settlement does not result in payments by the Company to any counterparty or any counsel to any counterparty in excess of the amount set forth on Section 7.08 of the Company Disclosure Letter, but, in each case, only if such settlement would not result in the imposition of any material restriction on the business or operations of the Company or its Affiliates. Except as otherwise provided in Section 3.08(d), the Company shall notify Parent promptly of the commencement or written threat of any Proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such Proceedings.

SECTION 7.09 Rule 14d-10 Matters. Prior to the scheduled expiration of the Offer and to the extent permitted by applicable Laws, the Company (acting through the Company Board and the compensation committee of the Company Board) shall (a) take such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its subsidiaries prior to the date of such scheduled expiration of the Offer with or on behalf of any of its current or future directors, officers or employees, including the agreements set forth in Section 3.08(a) through Section 3.08(c), Section 3.10(a) and Section 7.03(a) through Section 7.03(c) of the Company Disclosure Letter and (b) take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to all of the foregoing.

SECTION 7.10 Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with this Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 7.11 Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 7.12 Stock Exchange De-listing. Prior to the Effective Time, the Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, and following the Effective Time, Parent and the Surviving Corporation shall use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary pursuant to applicable Law and the rules and regulations of Nasdaq to cause the Company’s securities to be de-listed from Nasdaq as promptly as practicable following the Effective Time and to be de-registered under the Exchange Act as promptly as practicable after such de-listing.

SECTION 7.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, subject to the provisions in Section 6.01.

SECTION 7.14 Anti-Takeover Provisions. Each of Parent, the Company and the Company Board (and any committee empowered to take such action, if applicable) will: (a) take all actions within their power to ensure that no Takeover Law is or becomes applicable to this Agreement, the Offer, the Offer Documents, the Merger or any of the transactions contemplated by this Agreement; and (b) if any Takeover Law becomes applicable to this Agreement, the Offer, the Offer Documents, the Merger or any of the transactions contemplated by this Agreement, take all action within its power to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by this Agreement.

SECTION 7.15 Cash Management. Prior to the Merger Closing, unless otherwise approved by Parent, the Company shall use its reasonable best efforts to convert cash equivalents and marketable securities held by the Company to cash and cash equivalents so that the Company has cash and cash equivalents in the amount of at least $75,000,000 that is freely usable from and after the Merger Closing.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE MERGER

SECTION 8.01 Conditions to Each Party’s Obligation. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of the following conditions:

(a) No Legal Restraints. No Judgment issued, or other legal restraint or prohibition imposed, in each case, by any Governmental Entity of competent jurisdiction, or Law, in each case, of the United States or any state thereof (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b) Consummation of the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted or caused to be irrevocably accepted for payment all shares of the Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

SECTION 8.02 Frustration of Closing Conditions. No party may rely on the failure of any Offer Condition, or any condition set forth in Section 8.01 to be satisfied if such failure was caused by the failure of such party to perform any of its obligations under this Agreement or the failure of any of its Affiliates to perform any of their respective obligations under the Guaranty.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated at any time prior to the Offer Closing Time, notwithstanding adoption of this Agreement by Parent as sole stockholder of Merger Sub:

(a) by written consent of each of Parent, Merger Sub and the Company (in the case of the Company, upon approval of the Special Committee);

(b) by either Parent or the Company (in the case of the Company, upon approval of the Special Committee):

(i) if (A) the Offer Closing Time shall not have occurred on or before 11:59 p.m., Eastern time, on June 15, 2024 (the “Outside Date”) or (B) the Offer shall have expired or been terminated in accordance with its terms and in accordance with this Agreement without Merger Sub having purchased any shares of the Company Common Stock pursuant thereto; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party hereto if the failure of the Offer Closing Time to occur on or before the Outside Date (in the case of the foregoing clause (A)) or the failure of Merger Sub to purchase any shares of the Company Common Stock pursuant to the Offer (in the case of the foregoing clause (B)) is primarily due to a material breach of this Agreement by such party; or

(ii) if any Legal Restraint permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party hereto if such Legal Restraint is primarily due to such party’s failure to comply in all material respects with its obligations under Section 7.02 in respect of any such Legal Restraint;

(c) by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of an Offer Condition and (ii) cannot be or has not been cured prior to the earlier of (A) 30 days after the giving of written notice to the Company of such breach or failure to perform and (B) the Outside Date; provided that Parent and Merger Sub are not then in material breach of this Agreement;

(d) by Parent if an Adverse Recommendation Change has occurred;

(e) by the Company (upon approval of the Special Committee), if (i) Merger Sub fails to commence the Offer in violation of Section 2.01 (other than due to a violation by the Company of its obligations under Section 2.02(b)), (ii) Merger Sub shall have terminated the Offer prior to its expiration date (as such expiration date may be extended in accordance with Section 2.01(a)) or failed to extend the Offer as required under this Agreement, in each case, other than in accordance with this Agreement or (iii) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the time Merger Sub consummates the Offer, but subject to such conditions being able to be satisfied or waived) as of immediately prior to the expiration of the Offer and the Offer Closing Time shall not have occurred within five Business Days following the expiration of the Offer;

(f) by the Company (upon approval of the Special Committee), if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) had or would reasonably be expected to result in a Parent Material Adverse Effect and (ii) cannot be or has not been cured prior to the earlier of (A) 30 days after the giving of written notice to Parent or Merger Sub of such breach or failure to perform and (B) the Outside Date; provided that the Company is not then in material breach of this Agreement; or

(g) by the Company (upon approval of the Special Committee), if (i) the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee authorizes the Company to enter into a definitive written agreement constituting a Superior Company Proposal, (ii) the Company Board and the Special Committee have complied in all material respects with their obligations under Section 6.02(b) in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the Company Termination Fee.

The party hereto desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is being effected.

SECTION 9.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand; provided, however, that: (a) the last sentence of Section 7.01, this Section 9.02, Section 9.03 and Article X, and any definitions contained in this Agreement and referred to but not contained in any such provisions shall survive termination of this Agreement and continue to remain in effect; and (b) subject to the terms of this Section 9.02, the termination of this Agreement shall not relieve any party from any liability for any Willful Breach of a representation, warranty or covenant set forth in this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that any failure of Parent or Merger Sub to satisfy its obligations to irrevocably accept for payment or pay for the shares of Company Common Stock validly tendered in the Offer following satisfaction of the Offer Conditions, and any failure of Parent or Merger Sub to cause the Merger to be effective following the satisfaction of the conditions set forth in Article VIII or to pay all amounts payable to each share of Company Common Stock, each Company Stock Option and each Company Restricted Stock Unit in connection with the Merger under Section 3.08 and Section 3.10, will be deemed to constitute a Willful Breach of a covenant of this Agreement. In the event of any termination of this Agreement by a party hereto as a result of another party’s Willful Breach of any representation, warranty or covenant set forth in this Agreement, such breaching party shall be liable for each other party’s costs and expenses incurred in connection with enforcing this Agreement by legal action against the first party for such Willful Breach to the extent such enforcement actions results in a judgment against the first party (collectively, “Enforcement Costs”). Notwithstanding anything in this Agreement to the contrary, (i) other than for Enforcement Costs (for which there shall be no liability cap and which shall not count against or toward any liability cap), in no event shall the aggregate liability of any party to this Agreement for monetary damages (including damages for fraud or breach (including Willful Breach), whether willful, intentional, unintentional or otherwise or monetary damages in lieu of specific performance)

under, or related to, this Agreement or the Transactions, whether or not this Agreement is terminated, and regardless of the reason of any such termination, exceed an amount equal to $10,000,000 and (ii) subject to the foregoing clause (i) of this Section 9.02 and Section 10.05(a), the parties acknowledge and agree that, in the case of Parent and Merger Sub, for any Willful Breach of any representation, warranty or covenant, the Company has the right, as the sole and exclusive agent for and on behalf of the Company Stockholders (which Company Stockholders shall not be entitled to pursue such damages on their own behalf, but who are third party beneficiaries hereunder solely to the extent necessary for this Section 9.02 and Section 10.05(a) to be enforceable), to pursue any damages, including damages based on loss of the economic benefit of the Transactions and loss of other opportunities to the Company and the Company Stockholders; provided, that a court of competent jurisdiction has declined to grant specific performance notwithstanding the agreement of the parties hereto to be entitled to specific performance in accordance with Section 10.08.

SECTION 9.03 Termination Fees.

(a) The Company shall pay to Parent a fee of $2,000,000 (the “Company Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 9.01(g);

(ii) Parent terminates this Agreement pursuant to Section 9.01(d);

(iii) (A) after the Agreement Date, a bona fide Company Takeover Proposal is publicly proposed or announced or shall have become publicly known or otherwise communicated to management of the Company or the Company Board, and such Company Takeover Proposal is not publicly withdrawn or, if not publicly proposed or announced, communicated to the Company Board or management as having been withdrawn (x) in the case of this Agreement being subsequently terminated pursuant to Section 9.01(b)(i), prior to the date that is four Business Days prior to the final expiration date of the Offer or (y) in the case of this Agreement being subsequently terminated pursuant to Section 9.01(c), prior to the time of the breach giving rise to such termination, (B) this Agreement is terminated by (x) either Parent or the Company pursuant to Section 9.01(b)(i) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso in Section 9.01(b)(i)) or (y) Parent pursuant to Section 9.01(c) as a result of a breach by the Company of a covenant in this Agreement, and (C) within 12 months after such termination, the Company consummates any Company Takeover Proposal or the Company enters into a definitive agreement with respect to any Company Takeover Proposal that is subsequently consummated.

For purposes of Section 9.03(a), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 1.01 except that all references to 20% shall be deemed references to 50%. Any fee due under this Section 9.03(a) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i), prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii), within two Business Days after the date of such termination of this Agreement and (3) in the case of clause (iii), within two Business Days after the consummation of such a transaction. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(b) Acceptance by Parent of the Company Termination Fee due under Section 9.03(a)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 9.01(g). In the event the Company Termination Fee described in this Section 9.03 is paid to Parent in accordance with Section 9.03(a), such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Merger Sub and constitute their sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiary and their respective current, former or future stockholders, Representatives, partners, managers, members, Affiliates and agents for any loss suffered as a result of the failure of the Transactions to be consummated or any loss suffered as a result of any breach of any covenant or agreement in this Agreement, and none of the Company, its subsidiary or their respective current, former or future stockholders, Representatives, partners, managers, members, Affiliates and agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing contained in this Agreement shall relieve any party hereto from liability for any Willful Breach of this Agreement. If the Company fails to pay in a timely manner the Company Termination Fee due pursuant to Section 9.03(a) and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Citibank, N.A. in effect from time to time from the date such payment was required to be made hereunder through the date such payment was actually received.

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

SECTION 9.04 Amendment; Extension; Waiver.

(a) This Agreement may be amended by the parties hereto at any time prior to the Offer Closing Time. At any time prior to the Offer Closing Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement (subject to Section 2.01). This Agreement may not be amended or supplemented after the Offer Closing Time.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 9.05 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 9.04 shall, in order to be effective, require, in the case of Parent or Merger Sub, action by its Board of Directors, and in the case of the Company, action by the Special Committee or the duly authorized designee of the Special Committee. Termination of this Agreement pursuant to Section 9.01 shall not require the approval of the stockholders of the Company or Parent as sole stockholder of Merger Sub.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

SECTION 10.02 Notices. Any notice, request, or demand desired or required to be given hereunder will be in writing and will be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party hereto will have previously designated by such a notice. The effective date of any notice, request, or demand will be the date of personal delivery, the date on which email is sent (provided that the sender of such email does not receive a written notification of delivery failure) or one day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided in this Agreement and with all charges prepaid.

(a)	if to Parent or Merger Sub, to

c/o The Column Group

1 Letterman Drive, Building D, Suite DM-900

San Francisco, California 94129

Telephone No.: (415) 865-2050

Attention: Peter Svennilson, Dave Goeddel, James Evangelista

Email:

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

535 Mission Street, 24th Floor

San Francisco, California 94105

Telephone No.: (628) 432-5100

Attention: Austin S. Pollet

Email:

(b)	if to the Company, to

NGM Biopharmaceuticals, Inc.

333 Oyster Point Blvd.

South San Francisco, California 94080

Telephone No.: (650) 243-5555

Attention: Valerie Pierce, General Counsel

Email:

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

855 Main Street, Suite 220

Redwood City, California 94063

Telephone No.: (650) 463-4084

Attention: Keith Flaum

Email:

SECTION 10.03 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule, law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

SECTION 10.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission (e.g., DocuSign or Adobe Sign) shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.05 Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a) This Agreement (including all Exhibits, Annexes and Schedules, including the Company Disclosure Letter, attached to this Agreement) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 7.04, and subject to the remainder of this Section 10.05(a), are not intended to confer upon any Person other than the parties hereto any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence or anything else in this Agreement to the contrary, but subject to Section 9.02, (A) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award and seek additional damages, as the sole and exclusive agent for and on behalf of the Company Stockholders (which Company Stockholders shall not be entitled to pursue such damages on their own behalf, but who are third party beneficiaries hereunder solely to the extent necessary for Section 9.02 and this Section 10.05(a) to be enforceable), including damages based on loss of the economic benefit of the Transactions and loss of other opportunities to the Company and the Company Stockholders, (B) if Parent or Merger Sub commits Willful Breach of any representation, warranty or covenant set forth in this Agreement and a court of competent jurisdiction has declined to grant specific performance notwithstanding the agreement of the parties to be entitled to specific performance in accordance with Section 10.08, then, following the termination of this Agreement, the Company may seek additional damages, as the sole and exclusive agent for and on behalf of the Company Stockholders (which Company Stockholders shall not be entitled to pursue such damages on their own behalf, but who are third party beneficiaries hereunder solely to the extent necessary for Section 9.02 and this Section 10.05(a) to be enforceable), including damages based on loss of the economic benefit of the Transactions and loss of other opportunities to the Company and the Company Stockholders and (C) following the Effective Time the provisions of Article III shall be enforceable by holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder, and the provisions of Section 3.10 shall be enforceable by holders of awards under the Company Stock Plans.

(b) Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any Person on behalf of the Company makes (or has made), and neither Parent nor Merger Sub is relying on (or has relied on), any other express or implied representation or warranty with respect to the Company or its subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the

Transactions (including with respect to the accuracy or completeness thereof). In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, budgets, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company’s business and operations. Parent and Merger Sub hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, budgets, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, budgets, projections, forecasts, forward-looking information, business plans or cost-related plans), and neither Parent nor Merger Sub has relied upon the Company or its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, budgets, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, budgets, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article IV.

(c) Except for the representations and warranties contained in Article V and, with respect to any TCG Stockholder, the representations and warranties contained in the Guaranty, the Company acknowledges that none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available by Parent, Merger Sub, any TCG Stockholder or any of their respective Affiliates to the Company in connection with the Transactions (including with respect to the accuracy or completeness thereof).

SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 10.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement; provided, further, that any such assignment shall not take place after the commencement of the Offer and shall not otherwise materially impede or delay the consummation of the Transactions or otherwise materially impede the rights of the Company Stockholders under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 10.08 Specific Enforcement; Jurisdiction.

(a) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 10.08(b), without proof of damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties hereto would have entered into this Agreement. If, prior to the Outside Date, any party hereto brings any Proceeding, in each case, in accordance with Section 10.08(b), to enforce specifically the performance of the terms and provisions hereof by any other party hereto, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such Proceeding, as the case may be.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in the Delaware Court of Chancery or, solely if the Delaware Court of Chancery does not have subject matter jurisdiction thereof, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any federal court sitting in the State of Delaware in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 10.02 (provided that nothing in this Section 10.08(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

SECTION 10.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF THIS AGREEMENT, THE OFFER, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

SECTION 10.10 Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

SECTION 10.11 Cooperation. The parties hereto agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties hereto to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

SECTION 10.12 Special Committee Matters. For all purposes of this Agreement, the Company (prior to the Effective Time) and the Company Board, as applicable, shall act, including with respect to the granting of any consent, permission, approval, amendment or waiver or the making of any determination, only as directed by the Special Committee or its designees. Prior to the Effective Time, without the consent of the Special Committee, the Company Board shall not (a) eliminate, revoke or diminish the authority of the Special Committee or (b) remove or cause the removal of any director of the Company Board that is a member of the Special Committee from the Company Board or the Special Committee. The Special Committee (and, for so long as the Special Committee is in existence, only the Special Committee) may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

[Remainder of Page Intentionally Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

Atlas Neon Parent, Inc., as Parent

By:	/s/ Peter Svennilson
Name: Peter Svennilson
Title: President and Secretary

Atlas Neon Merger Sub, Inc., as Merger Sub

By:	/s/ Peter Svennilson
Name: Peter Svennilson
Title: President and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

NGM Biopharmaceuticals, Inc., as the Company

By:	/s/ David Woodhouse
Name: David J. Woodhouse, Ph.D.
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

Offer Conditions

Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of the Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of the Company Common Stock tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of shares of the Company Common Stock (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL) that, represent at least a majority of the Company Common Stock owned by the Unaffiliated Stockholders as of the expiration of the Offer (such condition, the “Minimum Tender Condition”).

Furthermore, notwithstanding any other term of the Offer or this Agreement, and subject to any applicable rules and regulations of the SEC, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of the Company Common Stock not theretofore accepted for payment or paid for if, at the then-scheduled expiration of the Offer, any of the following conditions exists:

(i) there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger;

(ii) (A) any representation or warranty of the Company set forth in Article IV (other than those set forth in Section 4.01 (Organization, Standing and Power) (but only with respect to the first and second sentences thereof), Section 4.02(a) through Section 4.02(g) (Capital Structure), Section 4.04 (Authority; Execution and Delivery; Enforceability), Section 4.05(a)(i) (No Conflicts), Section 4.08(a) (No Material Adverse Effect), Section 4.20 (Brokers and Other Advisors), Section 4.22 (Opinion of Financial Advisors) and Section 4.23 (No Vote Required)) shall not be true and correct as of the Agreement Date and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of the condition set forth in this clause (A), without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of the Company set forth in Section 4.01 (Organization, Standing and Power) (but only with respect to the first and second sentences thereof), Section 4.02(b), Section 4.02(f) and Section 4.02(g) (Capital Structure), Section 4.04 (Authority; Execution and Delivery; Enforceability), Section 4.05(a)(i) (No Conflicts), Section 4.20 (Brokers and other Advisors), Section 4.22 (Opinion of Financial Advisors) and Section 4.23 (No Vote Required) shall not be true and correct in all material respects as of the Agreement Date and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), (C) any representation or warranty of the Company set forth in Section 4.02(a), Section 4.02(c), Section 4.02(d) and Section 4.02(e) (Capital Structure) shall not be true and correct other than in de minimis respects at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of the Company set forth in Section 4.08(a) (No Material Adverse Effect) shall not be true and correct in all respects as of such time;

(iii) the Company shall have failed to perform in all material respects the obligations to be performed by it as of such time under this Agreement, including the Company’s obligations under Section 6.02;

(iv) Parent shall have failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (ii) and (iii) have been satisfied as of immediately prior to the expiration of the Offer; or

(v) this Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Merger Sub). The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

EXHIBIT B

Certificate of Incorporation of the Surviving Corporation

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

NGM BIOPHARMACEUTICALS, INC.

1. The name of the Corporation is: NGM Biopharmaceuticals, Inc.

2. The address of the Corporation’s registered office in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904. The name of its registered agent at such address is Cogency Global Inc.

3. The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation shall have authority to issue is [•] shares of common stock, $0.001 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Corporation entitled to vote.

5. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

6. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with Section 228 of the DGCL.

7. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation by a majority vote at any regular or special meeting or by written consent, subject to the power of the stockholders to alter, amend and repeal Bylaws made by the Board.

8. The Corporation reserves the right at any time, from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Section 8.

9. To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided that nothing contained in this Section 9 shall eliminate or limit the liability of a director or officer (i) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) with respect to directors, pursuant to the provisions of Section 174 of the DGCL, (iv) for any transaction from which the director or officer derived an improper personal benefit, or (v) with respect to officers, in any action by or in the right of the Corporation. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors or officers, then, in addition to the limitation on personal liability provided herein, the liability of a director or officer of the corporation shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. No repeal or modification of this Section 9 shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

10. The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Schedule 1.1(a)

Rollover Stockholders

1.	The Column Group, LP

2.	The Column Group GP, LP

3.	The Column Group Management, LP

4.	The Column Group II, LP

5.	The Column Group III, LP

6.	The Column Group III-A, LP

7.	The Column Group IV, LP

8.	The Column Group IV-A, LP

9.	The Column Group Opportunity III, LP

10.	Ponoi Capital, LP

11.	Ponoi Capital II, LP

12.	Alterna Invest S.A. SPF

13.	Alterna Diversified S.A. SPF

14.	IEI Finans A/S

15.	Fairmile Holding, Inc.

16.	William J. Rieflin

17.	Stanhope Investments

18.	Leo Guthart

19.	Kathryn Medina (Guthart)

20.	Steven Winick

21.	Tichenor Ventures, LLC

22.	Freedom Capital Ventures Limited

23.	Purple Mountain Capital Limited

24.	Symmetry Group Ltd.

25.	63019 Holdings, LLC

26.	91313 Investment Holdings

27.	Willet Select Investors (Tax Exempt) I LP

28.	Jin-Long Chen

29.	Arthur D. Levinson

30.	Goeddel 2004 Trust

31.	David V. Goeddel

32.	Alena Z. Goeddel Irrevocable Trust

33.	Heather Goeddel-Willis

34.	Erik Goeddel

35.	Tyler Goeddel Irrevocable Trust

36.	Peter Svennilson

37.	Tim Kutzkey

38.	Tjian-Belcher Revocable Trust

39.	Betina Steen Isacson

40.	Jeanna Isacson

41.	Olga Isacson

42.	Pontus Isacson

43.	Peder Isacson

44.	Bathina Philipson

45.	Klas Juhlin

46.	Louise Skaj

47.	Mikael Skaj

48.	James Richard McKeown

49.	Christopher Hollyday

50.	Hui Tian

51.	Mridula Kumari Ray

52.	JeenJoo S. Kang

53.	Karina Tin

54.	Tarzan Investment LLC

55.	Lynx1 Capital Management LP

56.	Nathaniel Medina 2013 Trust

57.	Rebecca Guthart Irrev NY Trust

58.	Margaret Strauss Irrev NY Trust

59.	Leo Guthart (MS)

60.	Leo Guthart Roth IRA

61.	Kate Bach Medina 2018 Trust